KNOWLEDGE

BREADTH

WISDOM

Positioned to Thrive

KBW

ANNUAL REPORT 2008

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GREEN COMMITTEE

The KBW Green Team was commissioned in 2008 to review and prepare recommendations for improving KBW's environmental footprint through increased awareness and firmwide initiatives. This report meets certification requirements established by the Forest Stewardship Council (FSC), a nonprofit entity that supports environmentally appropriate, socially beneficial and economically viable management of the world's forests. In order to use the FSC logo as an "environmental claim" on paper, the product must have flowed through the FSC "chain-of-custody" from the FSC-certified forest, to a paper manufacturer, merchant, and finally printer who have FSC chain-of-custody certification. The shareholder letter and 10-K are printed on recycled paper that contain 10% and 30% Post Consumer Waste (PCW), respectively.

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SHAREHOLDERS

The financial crisis that gripped the U.S. and global economies in 2008 presented extraordinary challenges for the banking and financial services industry, which consequently posted significant overall losses for the year. While KBW was not immune to these market conditions, we are confident in our firm's strength and stability. Although near-term prospects for our industry's recovery remain unclear, we believe the firm is strongly positioned to participate in the opportunities likely to arise when the markets eventually improve.

KNOWLEDGE

A TURBULENT ENVIRONMENT

The past year gave rise to major dislocations in several areas of financial services, fundamentally altering the landscape of the sector. Two key developments held particular significance for KBW's bottom line. First, the deepening freeze in credit markets resulted in severe negative mark-to-market adjustments, which led to significant losses on CDOs and trust preferred securities owned by our firm. Second, the dramatic economic and market downturn during the fourth quarter of 2008 caused mergers and acquisitions and capital markets activity to slow, precipitating a decline in the firm's investment banking revenues.

KBW emerged from 2008 with a strong capital position and the resources to support our business platform. We did not use significant amounts of leverage to finance our investments and operations, or otherwise increase our overall risk profile. As a result, in a year in which many companies in our industry were forced to accept government financial support or accede to hasty acquisitions by better capitalized competitors, we remained, and continue to remain, a well capitalized and relatively unleveraged independent investment banking firm.

CORE AREAS OF STRENGTH

Strong performance in several core areas of business contributed positively to the firm's performance. Despite the decline in European equity securities commissions in the fourth quarter, firmwide equity commissions increased 16.3% from the 2007 total as KBW received top rankings in the *Institutional Investor* magazine survey as "Best Financial Institutions Sales Team." Within investment banking, the areas of insurance, diversified financials and real estate remained relatively active. While the number of depository-related deals decreased, the multifaceted nature of them often generated unusually high fees. Many transactions were driven by the growing presence of private equity investors in the market, as was the case with KBW's successful negotiation of $250 million of private equity capital into a leading regional savings and loan institution.

The firm's European practice continued to make significant competitive inroads as well, both in terms of expanding geographic coverage and growing market share. KBW's international investment banking practice has generated a number of fee-paying assignments across the broad range of European markets since its inception, and included several major cross-border transactions into North America. As European merger and acquisition activity slowed late in the year, the group shifted its focus to equity capital markets work, such as the €3.7 billion rights issue for a French corporate and investment bank, for which the firm acted as co-manager.

We believe the best way to succeed in the face of today's macroeconomic climate is to continue doing what we have always done best: building knowledge and relationships in the financial services industry.



Thomas B. Michaud
Vice Chairman & Chief Operating Officer



Andrew M. Senchak
Vice Chairman & President

Given the breadth and depth of KBW's capabilities, we see potential for significant growth when the financial industry begins to recapitalize and consolidate. Until then, we are confident we are taking the right steps to return the firm to profitability.

BREADTH

STRATEGIC OPPORTUNITIES

In addition to core business successes, the firm took advantage of emerging opportunities driven by the structural changes taking place in the market to increase awareness of our brand and gain market share by establishing new lines of business. Most notably, 2008 marked the buildout of KBW's Real Estate Group, a team comprising research, sales and trading, and investment banking professionals focused on real estate banking and REITs (real estate investment trusts). With REITs accounting for roughly 9% of S&P financials, and with commercial real estate loans representing an increasingly important challenge for banks, we saw significant business opportunities in this segment of the market. During 2008, the Real Estate Group leveraged the firm's relationships and infrastructure to expand research coverage, brought in several new accounts and managed a number of capital raising transactions.

Other initiatives further extended the firm's broad, interdepartmental resources to create business solutions attuned to the rapidly changing economic and political environment. We formed the KBW Financial Sponsors Advisory Group (FSAG) to work with the private equity community in the recapitalization of the financial services sector. Marshaling the firm's investment banking, equity capital markets, and equity sales and trading expertise, FSAG played an instrumental role in private placements that totaled close to $1 billion during the year. The Washington Working Group, also established in 2008, focused on the goal of leveraging our relationships in various governmental agencies to improve the implementation of Federal programs. The interconnection of the Washington Working Group and FSAG allows us to provide private equity clients with fresh insights into the evolving role of government and regulators in the financial system.

DOING MORE WITH LESS

While we sought to expand business opportunities, we also sought to contain expenses by doing more with less. We reduced our operating compensation expense by 12.1% for the year, even as we selectively hired talented personnel from some of the industry's devastated firms to strategically enhance our team. Savings in other areas, such as equity clearance costs, further contained expense, while the KBW Green Team was commissioned to review the firm's operational efficiencies and environmental practices, representing yet another potential area of increased efficiency.

FOCUSED ON RESEARCH

At the same time, KBW remained fully committed to providing clients with accurate, unbiased, in-depth research and analysis of the financial services industry. While other investment banks instituted deep cuts in research staff, KBW continued to cover an unparalleled number of U.S. and European financial services companies, while also focusing on critical macro industry concerns, such as fixed income and credit market issues.

WISDOM

We also continued to promote greater visibility for industry participants while helping to provide investors and the public with the management access they require by hosting many of the financial sector's major conferences. These included the United States' largest insurance-only investor conference, as well as the country's largest regional and community banking conferences. We also diversified the KBW family of indices and Exchange Traded Funds (ETFs) to include more than a dozen precisely targeted U.S., Global and Pan-European industry segments. Despite the sharp market declines in late 2008, the ETFs, based on KBW indices, ended 2008 with over $1.8 billion in assets under management, representing significant growth over peak 2007 levels.

PROSPECTS FOR GROWTH

As we look to 2009 and beyond, our immediate objectives are threefold: finding the right size for our firm in the current environment, rapidly returning to profitability despite currently reduced levels of business, and seeking further opportunities to gain share consistent with ongoing changes in the market. We believe these goals are eminently achievable; in fact, we have already taken aggressive yet prudent steps toward them. Our recent launches of the KBW Real Estate Group, Financial Sponsors Advisory Group and Washington Working Group, as well as other strategic investments in the firm's human, operational and technological infrastructure, position us to play an important role in the recapitalization and consolidation of the financial sectors.

Despite the uncertainties of today's environment, we see a clear path toward renewed growth. KBW has gained market share in previous downturns because we have remained true to the principles and approach that have guided the firm throughout its history, giving good advice and helping clients through difficult times. Today, in a market with decreased competition, and with our stable core of professionals and consistent commitment to research, we believe we can once again expand our reach, building lasting relationships with clients by providing them with insight and value.

John G. Duffy

John G. Duffy
Chairman & Chief Executive Officer
April 27, 2009

KBW gained market share in previous downturns because clients relied on our information and insights to help them through difficult times. Today clients continue to depend on the firm's accumulated wisdom to guide them through the current crisis.



John G. Duffy
Chairman & Chief Executive Officer

KBW, INC. FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share information)

	Year Ended December 31,		
For the year	**2008**	**2007**	**2006**
Revenue	$ 242,217	$ 427,528	$ 406,586
Net (loss) / income[1]	$ (62,349)	$ 27,292	$ 53,284
Earnings per common share[1,2,3]			
Basic	$ (2.02)	$ 0.89	$ 1.94
Diluted	$ (2.02)	$ 0.86	$ 1.93
Weighted average number of common shares outstanding[2,3]			
Basic	30,838,361	30,654,058	27,512,023
Diluted	30,838,361	31,561,751	27,565,453
At year end			
Total assets	$ 571,466	$ 864,450	$ 804,865
Stockholders' equity[1]	$ 396,731	$ 448,426	$ 397,414
Common shares outstanding[2]	29,833,816	29,289,013	29,204,941
Book value per share of common stock	$ 13.30	$ 15.31	$ 13.59
Closing market price per share of common stock	$ 23.00	$ 25.59	$ 29.39[4]

1. Prior to the date of the initial public offering and the termination of the 2005 amended and restated stockholders' agreement, common stock was classified as a liability. See Note 9 to our audited Consolidated Financial Statements included in Form 10-K.
2. In calculating shares of common stock outstanding, we give retroactive effect to a 43 for 1 stock split that we effected on November 1, 2006.
3. In accordance with Statement of Financial Accounting Standards No. 128, basic and diluted common shares outstanding were equal for the year ended December 31, 2008.
4. On November 8, 2006, we completed our initial public offering and issued 3,900,000 shares of common stock at an offering price of $21.00 per share.

CUMULATIVE TOTAL RETURN COMPARISON[1] (11/09/06 to 12/31/08)

KBW, Inc. compared to selected indices



$140
130
120
110
100
90
80
70
60
50
11/09/06
12/31/06
03/31/07
06/30/07
09/30/07
12/31/07
03/31/08
06/30/08
09/30/08
12/31/08

	11/09/06	12/31/06	03/31/07	06/30/07	09/30/07	12/31/07	03/31/08	06/30/08	09/30/08	12/31/08
KBW, Inc.	$100.00	$109.54	$129.56	$109.50	$107.27	$ 95.38	$ 82.18	$ 76.71	$122.77	$ 85.72
Russell 2000 Growth Index	$100.00	$102.84	$105.38	$112.43	$112.45	$110.08	$ 95.96	$100.25	$ 93.25	$ 67.66
S&P Mid Cap 400 Sub-Index: Investment Banking & Brokerage	$100.00	$102.90	$109.45	$120.31	$122.82	$112.15	$ 79.32	$ 87.86	$113.10	$ 64.58

1. The graph and table compare the performance of an investment of $100 in KBW common to a $100 investment in the Russell 2000 Growth Index (the "Russell 2000") and the Standard & Poor's Mid Cap Investment Banking & Brokerage Sub-Industry Index (the "S&P Mid Cap Brokerage Index") over the period from November 9, 2006 through December 31, 2008. The Russell 2000 is a broad equity market index and the S&P Mid Cap Brokerage Index is a published index covering our industry.
Source: KBW Research, SNL DataSource, FactSet Research

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

Commission file number 001-33138

KBW, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-4055775**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

787 Seventh Avenue, New York, New York 10019
(Address of principal executive offices)

**Registrant's telephone number, including area code:
212-887-7777**

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common equity held by non-affiliates of the registrant on June 30, 2008 was approximately $618 million. For purposes of this information, the then outstanding shares of common stock owned by directors and executive officers of the registrant were deemed to be shares of common stock held by affiliates.

The number of shares of the Registrant's common stock, par value $0.01 per share, outstanding as of February 17, 2009 was 34,918,512 which number includes 4,804,027 shares representing unvested restricted stock awards and excludes 1,340,998 shares underlying vested restricted stock units.

Documents incorporated by reference: Portions of the Registrant's definitive proxy statement to be delivered to stockholders in connection with the 2009 annual meeting of stockholders to be held on June 9, 2009 are incorporated by reference in this Form 10-K. Such definitive proxy statement will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2008.

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TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this Form 10-K in Item 1 — "Business", Item 1A — "Risk Factors", Item 3 — "Legal Proceedings", Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other sections of this Form 10-K that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are based on various underlying assumptions and expectations and are subject to risks, uncertainties and other unknown factors, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are or may be important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the historical or future results, level of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, those discussed under Item 1A — "Risk Factors" in this Form 10-K.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of filing of this report to conform such statements to actual results or revised expectations.

When we use the terms "KBW," "KBW, Inc.," "the Company," "we," "us" and "our," we mean the combined business of KBW, Inc., a Delaware corporation, and of its consolidated subsidiaries, unless the context otherwise indicates. KBW, Inc. became the holding company for all other subsidiary operating companies in August 2005. Prior to August 2005, Keefe, Bruyette & Woods, Inc., now an operating subsidiary, was the parent company and references to "KBW" or the "Company" or "we", "us" and "our" prior to August 2005 refer to the consolidated company structure prior to that date. All data provided herein is as of or for the period ended December 31, 2008 unless otherwise expressly noted.

Item 1. *Business.*

Overview

We are a full service investment bank specializing in the financial services industry. Since our founding in 1962, our commitment to this industry, our long-term relationships with clients and our recognized industry expertise have made us a trusted advisor to our corporate clients and a valuable resource for our institutional investor customers. We have built our reputation for excellence in financial services on the basis of our research platform, our senior professionals, our track record of market innovation, and the strength of our execution capabilities.

Our business is organized into four general service offerings: (i) investment banking, including mergers and acquisitions ("M&A") and other strategic advisory services, equity and fixed income securities offerings, and mutual thrift conversions, (ii) equity and fixed income sales and trading, (iii) research that provides fundamental, objective analysis that identifies investment opportunities and helps our investor customers make better investment decisions, and (iv) asset management, including investment management and other advisory services to institutional clients and private high net worth clients and various investment vehicles.

Within our full service business model, our focus includes bank and thrift holding companies, banking companies, thrift institutions, insurance companies, broker-dealers, mortgage banks, asset management companies, mortgage and equity real estate investment trusts ("REITs"), consumer and specialty finance firms, financial processing companies and securities exchanges. As of December 31, 2008, our research department covered an aggregate of 548 financial services companies, including 418 companies in the United States and 130 in Europe. Our revenues are derived from a broad range of products and sectors within the financial services industry.

We have traditionally emphasized serving investment banking clients in the small and mid cap segments of the financial services industry, market segments that we believe have traditionally been underserved by larger investment banks. We are dedicated to building long-term relationships and growing with our clients, providing them with capital raising opportunities and strategic advice at every stage of their development. We have continued to provide services to many of our clients as they have grown to be large cap financial institutions. In recent years, we have also provided financial advisory services to large cap financial services companies who were not previously long-term investment banking clients. The current financial crisis has dramatically affected the financial services industry. There has been a significant reduction in the market capitalization for many financial institutions. In addition, certain large cap financial institutions have merged or disappeared as a result of liquidation or receivership. This has led to the elimination of certain of our larger competitors and has reduced the number of independent investment banks with a significant practice in the financial services area, leaving us as one of the few independent investment banks with a significant reputation in this area, positioning us to serve those companies that seek out independent advice. Our sales force is trained in the analysis of financial services companies and has strong customer relationships with many of the world's largest institutional investors.

We have created a number of multi-disciplinary work groups in an effort to enhance our ability to serve our customers and clients in the current economic environment. These groups help us to rapidly communicate information and share ideas within the Company on public and private market trends and issues and to assess the private and governmental responses to developing issues. One of these groups, the Washington Work Group, brings together representatives of various departments with a goal of leveraging our relationships in various governmental agencies. We believe that sharing ideas and providing feedback to these agencies will improve the implementation of various government programs. Another group, the Financial Sponsors Advisory Group, brings together representatives of our Investment Banking and Capital Markets groups to respond to the needs of the "private equity" investor sector as it assumes an increasingly important role in recapitalizing the financial services industry, and, in particular, deposit taking institutions. Additionally, the interconnection of the Washington Working Group and the Financial Sponsors Advisory Group allows us to provide private equity clients with fresh insights into the evolving role the government and regulators are playing in our financial system.

We operate through a U.S. registered broker-dealer, Keefe, Bruyette & Woods, Inc., a U.S. registered investment advisor, KBW Asset Management, Inc. and Keefe, Bruyette & Woods Limited, an investment firm authorized and regulated by the U.K. Financial Services Authority. We have ten broker-dealer offices with our headquarters in New York City and other offices in Atlanta, Boston, Chicago, Columbus (Ohio), Hartford, Houston, Richmond (Virginia), San Francisco and London. Our asset management company is located in New York City in the same building as our headquarters. Due to the integrated nature of financial markets, we manage our business based on the enterprise as a whole. We do not present revenues by geographic region, as such presentation is impracticable.

Our company was directly affected by the tragedies of September 11, 2001. Our headquarters in the World Trade Center was destroyed and 67 employees, nearly half of our New York staff, perished that day. Five of our nine board members, including our co-CEO and Chairman, died. The employees of several departments, including equity trading and fixed income sales and trading and research, were nearly completely lost. Despite these losses, the depth of experience and longevity of our employee base and their personal commitment to rebuilding our company left us with people with the knowledge and commitment to continue, renew and significantly grow our business. After September 11, 2001, we actively reconstituted and grew our company from 157 surviving employees to 529 employees as of December 31, 2008.

Our Principal Businesses

Investment Banking

Our investment banking practice provides a broad range of investment banking services to bank and thrift holding companies, banks and thrifts, insurance companies, broker-dealers, mortgage banks, asset management companies, REITs, consumer and specialty finance firms, financial processing companies and securities exchanges. The services we currently provide include:

- M&A and other strategic advisory services,
- Equity and fixed income securities offerings, and
- Mutual thrift conversions.

Our investment banking practice is based on long-term relationships developed by the department's professionals operating from our offices in New York, London, Boston, Chicago, Columbus (Ohio), Houston, Richmond (Virginia), and San Francisco. The locations of our U.S. offices enable us to identify local and regional opportunities and provide clients with locally-based services, while keeping in close touch with developments in major financial centers and leveraging product expertise largely headquartered in New York and London. Our international presence enables us to act on opportunities for financial companies on an international basis for investment and transactional purposes. We strive to offer our clients a high level of attention from senior personnel and have designed our organizational structure so that our investment bankers who are responsible for securing and maintaining client relationships also actively participate in providing all related transaction execution services to those clients.

We believe that the intensity of our focus on the financial services industry and the depth of our professionals' experience have enabled us to respond creatively and effectively when traditional solutions fall short of achieving a client's goals. For example, in the current difficult market environment, where customers are in need of raising additional equity capital in uncertain markets, we have been actively focused on communicating with Federal regulators and with the private investing community in developing terms on which private investors may help recapitalize or acquire companies or assets. Current U.S. government proposals envision significant investment and involvement from the private investment community in stabilizing and recapitalizing the banking industry.

Our investment banking business is structured to serve three segments of the financial services industry: banks and thrifts, insurance, and diversified finance (which includes all other types of financial service businesses, such as REITs, broker dealers, asset managers, mortgage banks, and consumer and specialty finance firms). Our focus is on small and mid cap companies, although we have increasingly provided services to large cap companies, reflecting the growth of our long term clients and opportunities that have arisen as large cap companies have sought independent specialized advice. We seek to build lasting relationships with clients by providing a range of services through the many stages of their development. As these companies grow and mature, we attempt to sustain these relationships through equity and debt securities offerings, institutional sales and trading, and strategic advisory services. Many of these clients are also natural candidates for coverage by our research department. Our execution capabilities and range of service offerings enable us to continue serving these companies as they engage in more complex capital markets and strategic transactions.

M&A and Strategic Advisory Services. We provide a broad range of advice to our clients in relation to mergers, acquisitions and similar corporate finance matters and are positioned to be involved at each stage of these transactions, from initial structuring to final execution. We have consistently been among the top ranking M&A advisors for companies in the financial services industry. The current economic crisis has resulted in a significant reduction in M&A activity for depositary and other financial institutions as asset valuations remain very uncertain and equity prices remain at historically low levels. When we advise companies on the potential acquisition of another company or certain assets, our services may include:

- Evaluating potential acquisition targets,
- Providing valuation analyses,
- Evaluating and proposing financial and strategic alternatives,
- Rendering, if appropriate, fairness opinions,
- Providing advice regarding the timing, structure and pricing of a proposed acquisition, and
- Assisting in negotiating and closing the acquisition.

When we advise clients that are contemplating the sale of certain businesses, assets or their entire company, our services may include:

- Evaluating and recommending financial and strategic alternatives with respect to a sale,
- Advising on the appropriate sale process,
- Providing valuation analyses,
- Assisting in preparing an offering memorandum or other appropriate sales materials,
- Rendering, if appropriate, fairness opinions,
- Identifying and contacting selected qualified acquirors, and
- Assisting in negotiating and closing the proposed sale.

Our strategic advisory services also include more specialized advisory assignments, such as divestitures, hostile takeover defenses and special committee assignments. Fees for advisory services may be determined based on a flat fee, a fee based on the value of the transaction, or a fee for specified services blended with a fee based on the value of the transaction. It is common for portions of fees to be payable upon the occurrence of certain events, such as deal announcement, rendering of fairness opinions, mailing of proxy or other deal solicitation documents and closing. The majority of total fees are paid usually upon the successful completion of a transaction.

Capital Raising Services. Capital raising is especially important in the financial services industry, and we have traditionally been one of the leading underwriters for financial services equity capital markets transactions. Many of our clients, such as banks, thrifts, brokerage firms and insurance companies operate under statutes or regulations that require the maintenance of certain capital levels in order to provide many of their services. We act as underwriter and placement agent in both public and private offerings of equity and debt securities.

Capital raising requires the close coordination of our investment banking practice, our equity and fixed income capital markets departments and our equity and fixed income sales and trading departments. Our equity and fixed income capital markets departments assist the investment banking department in efforts to obtain capital markets investment banking mandates and also coordinate with syndicate departments of other investment banks in obtaining underwriting and co-manager roles. By coordinating these capital raising services, we introduce companies seeking to raise capital from customers that we believe will be supportive, long term investors. In addition, the ability to provide after market support as a leading market maker or significant trader of listed securities is a critical factor in receiving public equity capital raising assignments.

We believe that, while our market share of financial services industry transactions is significant, there is still an opportunity for growth in this area.

Equity and Fixed Income Sales and Trading

Equity Sales and Trading. Our institutional equity sales team serves clients out of our New York, London, Boston, Hartford, Atlanta and San Francisco offices. Unlike many of our larger, less specialized competitors, all of our sales representatives are specifically trained in the analysis of financial services companies. Our sales and trading team provides specialized services, including value-added, industry and sector-specific trading expertise, research and access to capital markets transactions. Through an extensive use of sector-focused presentations and transaction-related teach-ins we have emphasized educating our sales force as we have expanded our business model to include additional sectors of the financial services industry.

We have access to all major exchanges in the United States and Europe. Our U.S. equity trading team makes markets in over 850 Nasdaq & NYSE listed financial services stocks and consistently ranks among the top traders of financial services securities. Our U.S. equities securities trading volumes increased by approximately 24% in 2008 versus 2007.

We maintain relationships with many of the world's largest institutional investors including both domestic and international investment advisors, banks, mutual funds, hedge funds, pension funds and insurance companies.

Our equity sales group provides institutional customers with significant access to company managements and our research analysts. This is accomplished through our many industry focused conferences, roadshow access for capital markets transactions, and a combination of issuer management marketing days, including marketing trips, group meetings and field trips, combined with analyst marketing trips and "Best Ideas" presentations and our annual investor idea "Bruyette Dinners."

We have been an active participant in corporate repurchase programs for small, mid and large cap companies. We have also been willing to commit our capital to participate in "bought" deals and accelerated share repurchase programs.

Fixed Income Sales and Trading. Our fixed income group conducts sales and trading operations in New York City with sales branches in Boston, Chicago, Hartford and San Francisco. We trade and underwrite a wide range of fixed income securities, including mortgage-backed securities, U.S. Treasury and Federal Agency securities, a wide array of corporate bonds and preferred stock, including those issued by banks, insurance companies, REITs, and finance companies, including trust preferred or other capital securities and collateralized debt obligations comprised of such securities and bank-qualified municipal securities.

Our debt capital markets team works with the firm's investment banking department to provide financing for M&A activity, balance sheet restructuring and capital raising. We support such financings with secondary trading.

Our loan portfolio sales group has provided valuation support services to our effort to work with the government and private investors on bank recapitalizations. The group is also actively involved in assisting the government in the disposition of assets acquired by failed financial institutions. Our financial balance sheet management group provides valuations and restructuring strategies for the full range of securities and loans, including those loans which are sub-performing, non-performing and charged-off.

Research

As of December 31, 2008, our research covered 548 domestic and international financial services companies such as bank and thrift holding companies, banks, thrifts, REITs, and specialty finance, insurance and securities firms and securities exchanges. Our research group follows nearly all of the financial services industry companies in the S&P 500 and Dow Jones STOXX 600 Index, as well as hundreds of other U.S. and European financial services companies on a daily basis. Our research provides the foundation for seven widely followed domestic industry indices: the KBW Bank Index (BKX), the KBW Regional Banking Index (KRX), the KBW Insurance Index (KIX), the KBW Capital Markets Index (KSX), the KBW Mortgage Finance Index (MFX), the KBW Premium Yield Equity REITs Index (KYX), and the KBW Property & Casualty Index (KPX). The first four indices are also used in widely traded Exchange Traded Funds and exchange traded options under licenses from us. Similarly, our London based research team provides the foundation for the five European financial indices and a Global financial index. These include: the KBW European Large-Cap Banking Index (KEBI-Euros and KEBID-US Dollars); the KBW European Mid & Small-Cap Banking Index (KMBI-Euros and KMBID-US Dollars); the KBW European Insurance Index (KEII-Euros and KEIID-US Dollars); the KBW Miscellaneous Financials Index (KMFI-Euros and KMFID-US Dollars); the KBW Emerging European Financials Index (KEEI-Euros and KEEID-US Dollars) and the KBW Global Financials (ex-U.S.) Index (KGX-US Dollars).

In recent years we have significantly increased our research coverage. We believe that our effort is rewarded in enhancing our reputation and the value of our market franchise and in attracting sales and trading customers seeking specialized research.

The expansion of our research coverage is an integral part of the expansion of our investment banking and sales activities. This model initially supported our growth in the banking industry, followed by our growth into insurance, diversified financials, including, in recent years, REITs. It was an integral part of the development of our European operations.

Our U.S. based research analysts covered the equity securities of 418 companies in the United States as of December 31, 2008. Our U.S. equity coverage as of December 31, 2008 is summarized in the following table:

Sector	Number of Companies
Banks and Thrifts Regional Banks and Thrifts	173
Large Cap Banks and Thrifts	19
Trust and Custody Banks	3
Total	195
Property Casualty Insurance	55
Life Insurance	22
Other Insurance	9
Total	86
Diversified Financials Equity REITs	43
Broker Dealers	26
Specialty Finance	23
Asset Managers	16
Processing/Business Information	15
Mortgage REITs	11
Homebuilders	3
Total	137
Total U.S. Companies under coverage	418

Our U.S. research team covers all segments of market capitalization across the financial services industry. The median market capitalization of companies covered in the United States is approximately $805 million.

Our European research team covers 130 companies in diverse portions of the financial services sector predominantly in various countries in Europe and emerging markets. The group covers 67 banks, including 64 commercial banks and three investment banks; 45 insurance companies, including 33 European insurers, five reinsurance companies and seven integrated Lloyd's of London market vehicles. The group also covers diversified financial companies including consumer finance companies, securities exchanges, private banks and asset managers.

Both our U.S. and European research teams produce a significant amount of analytical material, including daily notes, email and printed company reports, industry compilations, quarterly and annual outlooks and summary results and strategic "think" pieces. The research department supports our extensive sales and trading efforts by organizing and participating in an extensive client contact program, that includes sub-sector conferences, client-company marketing trips and direct access to analysts by investors. In addition, our numerous industry conferences put companies and investors together and provide valuable one-on-one contact with potential clients and customers who can observe the full strength of our investment banking, sales and trading and research capabilities in one forum.

Asset Management

KBW Asset Management, Inc. ("KBWAM") is a registered investment adviser focused on investments in the securities of financial services companies. We are the advisor to a hedge fund and a private equity fund. We also serve as a discretionary sub advisor for a fund managed by an unaffiliated third party. As of December 31, 2008, KBWAM had approximately $94.5 million in assets under management and committed capital for unaffiliated customers.

Employees

As of December 31, 2008, we had 529 employees. None of our employees are represented by any collective bargaining agreements. We have not experienced any work stoppages and believe that our relationship with our employees is good.

Competition

All areas of our business are subject to a high level of competition. Our competitors are other investment banks, brokerage firms, merchant banks and financial advisory firms. Our focus on the financial services industry also subjects us to direct competition from a number of specialty securities firms and smaller investment banking boutiques that specialize in providing services to the financial services industry.

The principal competitive factors influencing our business include the ability of our professionals, industry expertise, client relationships, business reputation, market focus and product capabilities and quality and price of our products and services.

We face a high level of competition in recruiting and retaining experienced and qualified professionals. The success of our business and our ability to continue to compete effectively will depend significantly upon our continued ability to retain and incentivize our existing professionals and attract new professionals.

Many of our competitors have substantially greater capital and resources than we do and offer a broader range of financial products and services. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. In particular, the ability to provide financing has been an important advantage for some of our larger competitors and, because we do not provide such financing, we may be unable to compete as effectively for clients in a significant part of the investment banking market.

We have experienced intense price competition in some of our businesses, in particular discounts in trading commissions. A particular source of this pricing pressure has been Internet-based and other alternative trading platforms, the expansion of which has led to a reduction of trading commissions. We believe that this trend toward alternative trading systems will continue. In addition, the trend, particularly in the equity underwriting business, toward multiple book runners and co-managers has increased the competitive pressure in the investment banking industry, and may lead to lower average transaction fees. We may experience competitive pressures in these and other areas in the future as some of our competitors seek to increase market share by reducing prices.

During 2008, many of our largest competitors were materially negatively affected by the global financial crisis. Certain of our larger competitors ceased to do business, while others merged, obtained substantial government assistance, and changed their business models and regulatory status, including becoming holding bank companies. The U.S. government is continuing to explore ways to revive the financial sector and the impact of these efforts is currently impossible to assess. It is likely that those companies that survive will remain competitors of the Company and that they will continue to have resources and product offerings which continue to have a competitive impact on the Company.

As we seek to expand our asset management business, we face competition in the pursuit of investors for our investment funds, in the identification and completion of investments in attractive portfolio companies and in the recruitment and retention of asset management professionals.

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the United States, the Securities and

Exchange Commission (the "SEC") is the federal agency responsible for the administration of the federal securities laws. Keefe, Bruyette & Woods, Inc. ("Keefe"), our wholly owned subsidiary, is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia and Puerto Rico. Accordingly, Keefe is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization which is subject to oversight by the SEC and adopts, and enforces rules governing the conduct, and examines the activities, of their member firms. State securities regulators also have regulatory or oversight authority over Keefe. FINRA was created in July 2007 through the consolidation of the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Pending adoption of a single regulatory scheme, FINRA continues to enforce the rules of both the NASD and NYSE and utilize separate examination and enforcement structures. Because of its status prior to the creation of FINRA as a regulatory member of the New York Stock Exchange and member of the NASD, Keefe is subject to both sets of regulation and examination by FINRA. Keefe, Bruyette & Woods Limited, our U.K. broker-dealer subsidiary, is authorized and regulated by the U.K. Financial Services Authority. Our business may also be subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other countries where we operate.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of various self-regulatory organizations, Keefe is subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the FINRA for certain withdrawals of capital. There are also financial resources requirements of the Financial Services Authority in the United Kingdom that apply to Keefe, Bruyette & Woods Limited.

The research areas of investment banks have been and remain the subject of regulatory scrutiny. The SEC, NYSE and NASD (now adopted by FINRA) have adopted rules imposing restrictions on the interaction between equity research analysts and investment banking personnel at member securities firms. Various non-U.S. jurisdictions have imposed both substantive and disclosure-based requirements with respect to research, and continue to consider additional regulation.

The effort to combat money laundering and terrorist financing is a priority in governmental policy with respect to financial institutions. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including requirements to maintain an anti-money laundering compliance program that includes written policies and procedures, designated compliance officer(s), appropriate training and independent review of the program, standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the USA PATRIOT Act of 2001 seeks to promote the identification of parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside the United States contain some similar provisions. The obligation of financial institutions, including ourselves, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs, and any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities.

Certain of our businesses are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.

U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Occasionally, we have been subject to investigations and proceedings. We have not had any significant sanctions imposed for infractions of various regulations relating to our activities.

Available Information

We are required to file current, annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the Exchange Act), with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which interested persons can electronically access our SEC filings.

We will make available free of charge through our internet site http://www.kbw.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, Forms 3, 4 and 5 filed by or on behalf of directors, executive officers and certain large stockholders, and any amendments to those documents filed or furnished pursuant to the Exchange Act. These filings will become available as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

We also make available, on the Investor Relations page of our website, our (i) Corporate Governance Guidelines, (ii) Code of Business Conduct and Ethics, (iii) Supplement to Code of Business Conduct and Ethics for CEO and Senior Financial Officers and (iv) the charters of the Audit, Compensation, and Corporate Governance and Nominations Committees of our Board of Directors. You will need to have Adobe Acrobat Reader software installed on your computer to view these documents, which are in the PDF format. These documents will also be available in print without charge to any person who requests them by writing or telephoning: KBW, Inc., Office of the General Counsel, 787 Seventh Avenue, 4th Floor, New York, New York, 10019, U.S.A., telephone number (212) 887-7777.

Executive Officers

Our executive officers and their ages and titles as of December 31, 2008 are set forth below.

John G. Duffy (59). Mr. Duffy has been Chairman, Chief Executive Officer and a director of KBW, Inc. since its formation in August 2005. He joined us in 1978 as manager of our Bank Watch Department evaluating credit ratings for financial institutions nationwide. He became a director of Keefe Bruyette & Woods, Inc., our wholly-owned registered broker-dealer subsidiary ("Keefe"), in 1990, was named its Co-CEO and President in 1999 and its Chairman and CEO in 2001. Prior to that, Mr. Duffy was Executive Vice President in charge of Keefe's Corporate Finance Department. He is a graduate of the City College of New York. Mr. Duffy serves on the Board of Trustees of the Michael Smurfit Graduate School of Business, University College in Dublin, Ireland, as well as St. Michael's College in Colchester, Vermont, and The Ursuline School in New Rochelle, New York. He is also Chairman of the Investment Committee of the Cardinal and Gold Fund of Cardinal Hayes High School in Bronx, New York and a director of the American Ireland Fund. He also serves on the Advisory Council of the Weissman Center for International Business at Baruch College.

Andrew M. Senchak (61). Mr. Senchak has been President, Vice Chairman and a director of KBW, Inc. since its formation in August 2005. He has been with our Investment Banking Department since 1985. In 1997 he became a director of Keefe as well as head of the Investment Banking Department, and was elected its Vice Chairman and its President in 2001. Mr. Senchak stepped down as President of Keefe in 2006. Prior to joining the firm Mr. Senchak taught Economics at Rutgers University and spent two and a half years in Brazil with the Peace Corps. He received a B.A. in Liberal Arts from Lafayette College and earned a Ph.D. in Economics from Columbia University. Mr. Senchak is a member of the Board of Trustees of Newark Academy in Livingston, N.J., the National September 11 Memorial and Museum at the World Trade Center, the KBW Family Fund and the MacDowell Colony. He is also on the board of WeatherWise USA, Inc.

Thomas B. Michaud (44). Mr. Michaud has been Chief Operating Officer, Vice Chairman and a director of KBW, Inc. since its formation in August 2005. Mr. Michaud's primary responsibilities with the firm are to oversee our sales and trading businesses. He began his career with us in 1986 as a credit trainee in the Bank Watch Department and transferred to the Research Department before joining our Equity Sales Team in 1988. He was named Director of Equity Sales and Executive Vice President in 1999. He became a director of Keefe in 1999 and its Vice Chairman and Chief Operating Officer in 2001. He was elected President of Keefe in 2006. Mr. Michaud is a graduate of Middlebury College and earned an M.B.A. from the Stern School of Business at New York University. From 1994 until 2001 he was an elected member of the Representative Town Meeting of the Town of Greenwich, Connecticut. The Representative Town Meeting is the legislative body for the Town of Greenwich. He is also a member of the Board of Advisors of the Greenwich Chapter of the American Red Cross.

Robert Giambrone (54). Mr. Giambrone has served as our Chief Financial and Administrative Officer since 2002. Prior to joining us, Mr. Giambrone was an Executive Director of the Asset Management Division of Morgan Stanley from 1995 to 2002. Mr. Giambrone was a director of KBW, Inc. from April 2006 until completion of its IPO in November 2006.

Mitchell B. Kleinman (54). Mr. Kleinman has served as General Counsel of KBW, Inc. since its formation in August 2005. Mr. Kleinman has served as General Counsel to Keefe since 1998. Prior to joining Keefe, Mr. Kleinman was a partner in the law firm of Brown & Wood LLP (now Sidley Austin LLP).

Item 1A. *Risk Factors.*

Risks Related to Our Business

Difficult market conditions have adversely affected the financial services industry, which is the industry on which we focus.

We focus on the financial services industry, which experienced unprecedented change and volatility in 2008. Several banks and securities firms in the United States and elsewhere have failed outright or have been acquired by other financial institutions, often in distressed sales. In the United States, where our principal businesses are conducted, declines in the housing market, with falling home prices and increasing foreclosures, have adversely affected the credit performance of mortgage loans and resulted in material writedowns of asset values by financial institutions, including government-sponsored entities, banks, securities firms and insurers. These writedowns have caused many financial institutions to seek additional capital, either from the private markets at substantial discounts from previously reported stock prices or from the U.S. government sponsored "TARP" program, which also involves significant dilutive equity issues and additional regulatory oversight and restrictions. Concern about the stability of financial markets and the strength of counterparties has caused many traditional sources of credit, such as banks, securities firms and insurers, as well as institutional and private investors, to reduce or cease providing funding to borrowers. The U.S. government has adopted and proposed numerous measures in an attempt to stabilize the financial markets and recapitalize major financial institutions. Despite substantial efforts by the U.S. and other governments to restore confidence and reopen sources of credit, it is not possible to predict the extent to which such measures will prove successful.

The injection of a significant amount of equity capital into the U.S. financial industry by the Treasury may change or delay the plans of our clients to conduct capital markets transactions and may delay or slow consolidation in the industry. This factor and/or a continuation or worsening of current conditions may cause us to face some or all of the following risks:

- The number of M&A transactions where we act as adviser could be adversely affected by continued uncertainties in valuations related to asset quality and creditworthiness, volatility in the equity markets and diminished access to financing. Reduced merger consideration because of lower valuations of financial service companies may also reduce our fees to the extent they are based on a percentage of merger consideration. Also, these conditions could increase the execution risk in M&A transactions where we act as an adviser.
- Our opportunity to act as underwriter or placement agent in equity and debt offerings could be adversely affected by competing government sources of equity or by volatile equity or debt markets.
- We may experience losses in securities trading activities or as a result of write downs in the value of securities that we own as a result of deteriorations in the businesses or creditworthiness of the issuers of such securities.
- We may incur unexpected costs or losses as a result of the bankruptcy or other failure of companies for which we have performed investment banking services to honor ongoing obligations such as indemnification or expense reimbursement agreements.
- Any plans for expansion outside of the United States of our client base or the services we provide, including through our existing United Kingdom ("UK") subsidiary, may be delayed or impaired.
- Competition in our investment banking, sales and trading businesses could intensify as a result of the increasing pressures on financial services companies.
- Our industry could face increased regulation as a result of legislative or regulatory initiatives, and the responsibilities of the SEC and other federal agencies may be reallocated.
- Government intervention may not succeed in stabilizing the financial and credit markets and may have negative consequences for our business.

Current and future government intervention in the financial and credit markets may alter the industry and have negative consequences for our business and may diminish the opportunities available to us.

In 2008, the U.S. and foreign governments intervened to an unprecedented degree in the financial and credit markets. Among other things, U.S. government regulators have encouraged, and in some cases structured and provided financial assistance for, business combinations among banks, securities firms, insurers and other financial companies. Additional intervention programs have been adopted and proposed which will have a further impact on the industry and related securities markets.

Many of the recently enacted or proposed government measures are far-reaching and without historical precedent. Furthermore, the U.S. government has stated its willingness to implement additional measures as it may see fit to address changes in market conditions. There can be no assurance that any or all of these measures will succeed in stabilizing and providing liquidity to the U.S. financial markets.

Some of the current or future government measures may have negative consequences for our business and may diminish the opportunities available to us. For example, government support to or assistance for troubled financial services companies may reduce potential M&A opportunities, and government purchases of equity positions in financial companies may satisfy or reduce the immediate need for such companies to engage in other capital-raising transactions or make such companies less attractive candidates for capital raising transactions in the private sector. The terms on which the government may provide support, such as the requirement for issuance of warrants or limitations on the ability to increase dividends or conduct buy backs, may also diminish the economic benefits available to other potential investors in future private sector transactions. In addition, to the extent uncertainty may exist regarding the impact or scope of government measures on specific companies, such companies may be limited in their ability to proceed with recapitalization or restructuring proposals or other alternatives until such uncertainty is removed. As many of these government initiatives have only recently been implemented or have yet to be implemented, we cannot currently foresee or prepare for all the consequences of these initiatives.

Lack of sufficient liquidity or access to capital could impair our business and financial condition.

Historically, we have satisfied our need for funding from internally generated funds, sales of shares of our common stock to our employees and to the public in our initial public offering and short term loans from third parties. As a result of the low level of leverage which we have traditionally employed in our business model, we have not been forced to significantly curtail our business activities as a result of lack of credit sources and we believe that our capital resources are currently sufficient to continue to support our current business activities. In the event existing internal and external financial resources did not satisfy our needs, we might have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as our financial condition and results of operations, the availability of acceptable collateral, market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry. Similarly, our access to funds may be impaired if regulatory authorities take significant action against us.

Difficulty in determining the fair value of financial instruments under current market conditions.

We maintain inventories of securities as a market maker of equity and fixed income securities. We also hold various trust preferred and debt securities issued by financial institutions which were purchased for inclusion in future pools of such securities in our PreTSL™ product. Under current market conditions, we are no longer able to pool such securities into a collateralized debt structure and have been forced to retain such securities or dispose of them in sales at available prices. In addition we make investments in various privately placed securities, including restricted debt and equity securities and interests in certain private investment partnerships or similar entities.

Certain of these securities are highly illiquid due to their inherent nature or contractual or other restrictions on resale. In the present market environment, even the markets for transferable instruments have become substantially more illiquid. As a result, the valuation of such securities held for inclusion in future pools, held in our secondary market trading inventory or held for investment is complex and involves a comprehensive process, including, in the case of certain securities or tranches of pooled securities, the use of unobservable inputs to valuation techniques and management judgment. Valuation of these securities will also continue to be influenced by external market and other factors, including implementation of recent SEC and Financial Accounting Standards Board ("FASB") guidance on fair value accounting, issuer specific credit deteriorations and deferral and default rates, rating agency actions, and the prices at which observable market transactions occur.

The current market environment significantly limits our ability to mitigate our exposures by selling or hedging our exposures. Our future results of operations and financial condition may continue to be adversely affected by changes in the value to our portfolio of these securities. For a further discussion regarding the valuation of financial instruments owned see Note 3, "Financial Instruments," to our consolidated financial statements.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different counterparties, and we routinely execute transactions with counterparties, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. We have not suffered any material or significant losses as a result of the failure of any financial counterparty at the present time. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks.

Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. As an introducing broker to clearing firms, we are responsible to the clearing firm and could be held responsible for the defaults or misconduct of our customers. Although we review credit exposures to specific clients, customers and counterparties and to specific industries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. In addition to our credit risks described above, we are subject to various market, interest rate, inflation and operational risks, including those described under *"— Difficult market conditions have adversely affected the financial services industry, which is the industry on which we focus," "— Our operations and infrastructure may malfunction or fail," "— Committing our own capital in our underwriting, trading and other businesses increases the potential for significant losses," and "— We may be adversely affected by changes in services and products provided by third parties and increases in related costs."* While we attempt to mitigate these risks through our risk management policies, if any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur significant losses. See Item 7A — "Quantitative and Qualitative Disclosure About Market Risk."

Committing our own capital in our underwriting, trading and other businesses increases the potential for significant losses.

We have occasionally invested in our clients' capital markets transactions. In certain cases, there may be contractual "lock-up" periods limiting our ability to immediately liquidate our investments. In addition, occasionally we have been asked, with little or no advance marketing to commit our capital to "bought deals" where we purchase large blocks of stock from publicly-traded issuers or their significant stockholders, instead of the more traditional marketed "book building" underwriting process, in which marketing is typically completed before an investment bank commits to purchase securities for resale. It is common for financial institutions in Europe to use rights offerings in order to raise capital. Rights offerings are also occasionally used by U.S. financial institutions as well. We have acted as a standby underwriter in such offerings and may do so in the future, especially through Keefe, Bruyette & Woods Limited in Europe, which requires a commitment over an extended period of time during the rights period. The current uncertainties for values of securities of financial service companies makes such practices riskier than in more stable periods. We may incur losses relating to these transactions.

We also enter into market making, proprietary trading and principal investing transactions in which we commit our capital. The number and size of these transactions may materially affect our results of operations in a given period. We may also incur significant losses from our trading activities due to market fluctuations and volatility from quarter to quarter. We maintain trading positions in the fixed income and equity markets to facilitate client trading activities and engage in proprietary trading for our own account. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in the value of those assets or in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

We have made and may continue to make principal investments in private equity funds and other illiquid investments, which are typically private limited partnership interests and securities that are not publicly traded. There is a significant risk that we may be unable to realize our investment objectives by sale or other disposition at attractive prices or that we may otherwise be unable to complete any exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio companies in which investments are made, changes in national or international economic conditions or changes in laws, regulations, fiscal policies or political conditions of countries in which investments are made. It takes a substantial period of time to identify attractive investment opportunities and then to realize the cash value of such investments through resale. Even if a private equity investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.

Our ability to retain our professionals is critical to the success of our business, and our failure to do so may materially adversely affect our reputation, business and results of operations.

Our ability to obtain and successfully execute the business mandates that generate a significant portion of our revenues depends upon the personal reputation, judgment, business generation capabilities and project execution skills of our professionals. Although we do not believe that any one or small number of professionals are critical to our business, our business model is based on the building of long term relationships and our professionals' personal reputations and relationships with our clients and customers are a critical element in obtaining and executing our engagements. Historically, the investment banking sector has been subject to high employee turnover generally. We have historically encountered intense competition for qualified employees from other companies in the investment banking sector as well as from businesses outside the investment banking industry, such as hedge funds, private equity funds and venture capital funds. From time to time, we have experienced losses of investment banking, sales and trading, research and other professionals. Losses of our professionals may occur in the future. The departure or other loss of any professional who manages substantial client or customer relationships and possesses substantial experience and expertise could impair our ability to secure or successfully complete engagements, which could materially adversely affect our business and results of operations.

We face strong competition, including from entities with significantly more financial and other resources.

The brokerage and investment banking industries are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including the ability of our professionals, industry expertise, client relationships, business reputation, market focus and quality and price of our products and services. We have experienced intense price competition in some of our businesses, in particular trading commissions and underwriting spreads. In addition, pricing and other competitive pressures in investment banking, including the trends toward multiple book-runners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues, even as transaction volume has increased in the U.S. market this year. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price.

Our geographic diversity requires us to compete with regional firms with strong localized relationships as well as other national and European specialized firms with financial industry focuses. In addition, we have faced competition from large full-service firms as the scope of our practice has grown and as such firms have sought revenues from our traditional client base. We are a relatively small investment bank, and many of our competitors in the brokerage and investment banking industries offer a broader range of products and services, have greater financial and marketing resources, larger customer bases, greater name recognition, larger numbers of senior professionals to serve their clients' needs and greater global coverage than we have. These competitors may be better able to respond to changes in the brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth, to commit significant capital to clients' needs, to access additional capital under more advantageous conditions and to compete for market share generally.

A number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired underwriting or financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. In particular, historically, the ability to provide debt financing has become an important advantage for some of our larger competitors and, because we do not provide such financing, we may be unable to compete as effectively for clients in a significant part of the brokerage and investment banking market. If we are unable to compete effectively with our competitors, our business, financial condition and results of operations will be adversely affected.

The impact of the current market and regulatory environment on trading customers may adversely affect our sales and trading commission revenues.

A relatively small number of our institutional investor customers generate a substantial portion of our sales commissions. If any of our key customers departs or reduces its business with us and we fail to attract new customers that are capable of generating significant trading volumes, our business and results of operations will be adversely affected. In the UK, equity commissions have been adversely affect by decreases in share prices because commissions are charged based on the value of shares traded. Such UK commissions will continue to be negatively impacted by low share prices.

A large number of our institutional investor sales and trading customers are also financial institutions, including hedge funds, banks, insurance companies and institutional money managers. The majority of transactions conducted with us relate to financial services companies. Many of our customers have suffered declines in their assets under management and such clients and others have reduced the amount of leverage used, resulting in such clients holding smaller position sizes. The current market environment may cause some of these companies to curtail their investment activities or even cease to do business, which may reduce our commissions.

Pricing and other competitive pressures may impair the revenues and profitability of our sales and trading business.

We derive a significant portion of our revenues from our sales and trading business. Commissions accounted for approximately 79.6%, 38.8% and 28.7%, respectively, of our revenues in the twelve months ended December 31, 2008, 2007 and 2006. Along with other securities firms, we have experienced intense price competition in this business in recent years. In particular, the ability to execute trades electronically, through the Internet and through other alternative trading systems, has increased the pressure on trading commissions and spreads. We expect this trend toward alternative trading systems and pricing pressures in this business to continue. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price. In addition, we face pressure from our larger competitors, which may be better able to offer a broader range of complementary products and services to customers in order to win their trading business. If we are unable to compete effectively with our competitors in these areas, the revenues and profitability of our securities business may decline and our business, financial condition and results of operations may be adversely affected.

As we are committed to maintaining and improving our comprehensive research coverage in the financial services sector to support our sales and trading business, we may be required to make substantial investments in our research capabilities. In addition to other factors that may adversely affect our results of operations in this area, such as the legal and regulatory factors described under "— *Risks Related to Our Industry,*" certain recent changes in industry practice are likely to affect our sales and trading business. A developing trend has been for certain fund managers to enter into arrangements with securities firms under which the fund managers agree to pay separately for trading and research services, a process known as "unbundling." Previously, fund managers, like most customers, paid for research through the commissions that they paid for trading services. As a result of unbundling, securities firms charge lower commissions per trade but receive separate compensation for research that they provide to the fund managers.

We are a party to several unbundling arrangements, and are likely to enter into additional unbundling arrangements in the future. It is uncertain whether unbundling arrangements will become a further industry trend, and if so, to what extent. If unbundling becomes prevalent, our sales and trading customers may not pay us separately for our research, and if they do, our revenues from these customers may not be the same as they are currently. If our customers wish to purchase sales and trading and research services separately, we may not be able to market our services on that basis as effectively as some of our competitors, in which case our business could be adversely affected.

Our capital markets and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.

Our investment banking clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific capital markets or M&A transactions, rather than on a recurring basis under long-term contracts. Our business model is based on creating long-term relationships that we hope will lead to repeat business opportunities. However, our engagements for these transactions are typically singular in nature and our engagements with these clients may not recur. We must seek out new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from the successful completion of transactions, our business and results of operations would likely be adversely affected.

Our operations and infrastructure may malfunction or fail.

Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across diverse markets, and the transactions we process have become increasingly complex. Our financial, accounting or other data processing systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. We are also dependent on the systems and operations of our clearing brokers in the United States and the United Kingdom. If any of our systems or the systems of clearing brokers do not operate properly or are disabled or if there are other shortcomings or failures in our or their internal processes, people or systems, we could suffer impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.

In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with or through whom we conduct business, whether due to fire, other natural disaster, power or communications failure, act of terrorism or war or otherwise. Nearly all of our employees in our primary locations work in close proximity to each other. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients and customers may suffer and we may not be able to implement successfully contingency plans that depend on communication or travel.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious events that could have a security impact. If one or more of such events occur, this could jeopardize confidential and other information of us or our clients, customers or counterparties that is processed and stored in, and transmitted through, our computer systems and networks. Furthermore, such events could cause interruptions or malfunctions in our operations or those of our clients, customers, counterparties or other third parties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

We may be adversely affected by changes in services and products provided by third parties and increases in related costs.

Many of our sales, trading and information systems are provided pursuant to agreements with third party vendors. Although we seek to negotiate agreements with these vendors to obtain such services on reasonable terms, we cannot always negotiate terms which will provide us such services for terms or at prices that are not subject to significant change. The process of changing to competing services or products can be time consuming, costly and subject to implementation and operational risks. In certain cases replacement products or services may not be available and we may be forced to accept significant cost increases or seek alternatives that do not provide substantially identical functionality.

Our financial results may fluctuate substantially from period to period, which may impair our stock price.

We have experienced, and expect to experience in the future, significant periodic variations in our investment banking revenues. These variations may be attributed in part to the fact that our investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In most cases we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. As a result, our business is highly dependent on market conditions as well as the decisions and actions of our clients and interested third parties. For example, a client's acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or approval, or board of director or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the client's or counterparty's business. If the parties fail to complete a transaction on which we are advising or an offering in which we are participating, we will earn little or no revenue from the transaction. As a result, we are unlikely to achieve steady and predictable earnings on a quarterly basis, which could in turn adversely affect our stock price.

Poor investment performance may reduce revenues and profitability of our asset management operations.

Our revenues in our asset management business are primarily derived from management fees which are based on committed capital and/or assets under management and incentive fees, which are earned if the return of our managed accounts exceeds certain threshold returns. Our ability to maintain or increase assets under management is subject to a number of factors, including investors' perception of our past performance, market or economic conditions, competition from other fund managers and our ability to negotiate terms with major investors.

Investment performance is one of the most important factors in retaining existing investors and competing for new asset management business. Poor investment performance could reduce our revenues and impair our growth. Even when market conditions are generally favorable, our investment performance may be adversely affected by our investment style and the particular investments that we make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues of our asset management business will likely be reduced and our ability to raise new funds will likely be impaired.

Strategic investments, acquisitions, entry into new businesses and joint ventures may result in additional risks and uncertainties in our business.

We intend to grow our core businesses primarily through internal expansion. We may also seek to grow through strategic investments, acquisitions, entry into new businesses or joint ventures. To the extent we make strategic investments or acquisitions, or enter into new businesses or joint ventures, we would face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. In the case of joint ventures, we would be subject to additional risks and uncertainties in that we could be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. In addition, conflicts or disagreements between us and any joint venture partners could negatively impact our businesses. We may also face conflicts to the extent that we sponsor the development of other business and commit to provide personnel, capital or benefits from our business relationships to such other businesses.

To the extent we enter into new business activities in the future, these will involve significant start up costs and operational and staffing challenges. In addition, these activities may use a portion of the time of members of our management which would then be unavailable for the management of our existing businesses. Certain possible future business activities may require us to raise significant amounts of capital or to obtain other lending sources which efforts may be subject to market conditions at the time. To the extent we undertake new activities, they may not be successful and any investments we make in these new activities may not retain their value or achieve positive returns.

To the extent that we pursue business opportunities outside the United States, we will be subject to political, economic, legal, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities. In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the enhanced risk that transactions we structure might not be legally enforceable in the relevant jurisdictions.

Growth of our business could result in increased costs.

Over the past several years, we have experienced significant growth in our business activities, including launching European-focused operations and opening a London office. This growth has required and will continue to require increased investment in management personnel, financial and management systems and controls and facilities, which, in the absence of continued revenue growth, would cause our operating margins to decline from current levels. As we have grown and continue to grow, the need for additional compliance, documentation and risk management procedures and internal controls has increased throughout our business. Implementation of these changes will require the incurrence of additional expenses, including the hiring of additional personnel and the adoption of new compliance procedures and controls. The implementation of such additional policies and procedures may not prevent us from experiencing a material loss or other liability, including regulatory sanction.

In addition, we may incur significant expenses in connection with any expansion of our investment banking, sales and trading, research and asset management businesses or in connection with any strategic acquisitions and investments, if and to the extent they arise from time to time. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we will not achieve and maintain profitability in future periods.

In the investment banking industry, the entry into new service lines or areas of business often involves the attraction and retention of outside personnel deemed to be critical components to the success of such expansion efforts. Such outside personnel may be employed by competitors, and therefore the retention of such individuals may require us to enter into guaranteed compensation contracts for a period following commencement of employment. The compensation terms provided for in such contracts may be fixed in whole or in part. Any guaranteed compensation expenses that cannot be adjusted based on the success or profitability of either such area of growth or our firm as a whole, could reduce our operating margins. Such fixed compensation expenses may also materially impact the levels and amounts of compensation for our employees without such guaranteed contracts, which in turn could have a negative impact on our retention efforts for such employees. See "*— Our ability to retain our professionals is critical to the success of our business, and our failure to do so may materially adversely affect our reputation, business and results of operations.*"

Investments by our directors, officers, employees and our employee profit sharing retirement plan may conflict with the interests of our stockholders.

Our executive officers, directors and employees and our employee profit sharing retirement plan may from time to time invest in or receive a profit interest in private or public companies in which we or one of our affiliates is an investor or for which we provide investment banking services, publish research or act as a market maker. In addition, through KBW Asset Management, we have organized hedge funds or similar investment vehicles in which our employees are or may become investors and we expect to continue to do so in the future. There is a risk that, as a result of such investment or profit interest, a director, officer or employee may take actions that conflict with the best interests of our stockholders.

Our tax-qualified employee profit sharing retirement plan offers employees the opportunity to choose among a number of investment alternatives. One of these, the KBW Fund, has been managed by certain employees and has invested in securities in which we and our customers and employees may also invest. Substantially all of our employees who have been employed by us for at least three months are participants in the plan. A substantial portion of the plan investments are currently invested in the KBW Fund. Historically, the KBW Fund has invested in publicly traded equity and fixed income securities of financial services companies, and we expect that this policy will continue. Some or all of the employees managing the KBW Fund are participants in the plans investing in the KBW Fund, and are also holders of shares of our common stock. It is our intention, after satisfaction of customer interest in investments, to continue to provide suitable investment opportunities to the KBW Fund consistent with the management policies of the plan fiduciaries and applicable law (including, without limitation, the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")). Accordingly, from time to time, there may be cases in which an investment opportunity is made available to the employee profit sharing retirement plan which is not also made available to us (or in which availability is limited) as principal.

Our policies and procedures may limit the investment opportunities for our company.

We have in place compliance procedures and practices designed to protect the confidentiality of client and customer information and to ensure that inside information is not used for making our investment decisions. These procedures and practices may from time to time exceed legal requirements and may limit the freedom of our employees to make potentially profitable investments for us. Moreover, certain rules, such as best execution rules, and fiduciary obligations to customers and our profit-sharing plan under ERISA and other applicable law, may cause us to forego certain investment opportunities.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

As a holding company, we may require dividends, distributions and other payments from our subsidiaries to fund payments on our obligations, including debt obligations. As a result, regulatory actions could impede access to funds that we need to make payments on obligations or dividend payments. In addition, because we hold equity interests in our subsidiaries, our rights as an equity holder to the assets of these subsidiaries are subordinated to any claims of the creditors of these subsidiaries. None of our subsidiaries had any long term indebtedness to any third party.

Our broker-dealer subsidiaries are subject to regulatory net capital requirements.

Keefe, Bruyette & Woods, Inc., our U.S. broker-dealer subsidiary, is subject to the net capital requirements of the Securities and Exchange Commission, or SEC, and various self-regulatory organizations of which it is a member. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Any failure to comply with these net capital requirements could impair our ability to conduct our core business as a brokerage firm. At this time we have significant capital in excess of these requirements. There are similar financial requirements of the Financial Services Authority ("FSA") in the United Kingdom related to the activities of Keefe, Bruyette & Woods Limited. Furthermore, the U.S. and U.K. broker dealer subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from them to our company.

Risks Related to Our Industry

Risks associated with regulatory impact on capital markets.

Highly-publicized financial scandals in recent years have led to investor concerns over the integrity of the U.S. financial markets, and have prompted Congress, the SEC, the NYSE and FINRA to significantly expand corporate governance and public disclosure requirements. To the extent that private companies, in order to avoid becoming subject to these new requirements, decide to forgo initial public offerings, our equity underwriting business may be adversely affected. These factors, in addition to adopted or proposed accounting, capitalization, risk management, executive compensation, disclosure and other potential rules and regulations that may be enacted in response to the crisis affecting the banking system and financial markets, and as part of the implementation of various government initiatives, may also have an adverse effect on our business.

Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

Firms in the financial services industry have experienced increased scrutiny in recent years from a variety of regulators, including the SEC, the NYSE and FINRA, state securities commissions and state attorneys general. FINRA was created in July 2007 through the consolidation of the NASD and the member regulation, enforcement and arbitration functions of the NYSE. The activities of our UK subsidiary, Keefe, Bruyette & Woods Limited, are subject to regulation by the FSA which has continued to refine and expand the scope of its regulations of the financial services industry. Our UK business has experienced significant expansion over a relatively short period, which requires us to devote increasing resources to our compliance efforts and subjects us to additional regulatory risks in the UK. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Our failure to comply or have complied with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of us or any of our subsidiaries. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or fail to gain new clients. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs, additional operational personnel and increased regulatory risk. Failure to adhere to these policies and procedures may result in regulatory sanctions or client or customer litigation.

The effort to combat money laundering and terrorist financing is a priority in governmental policy with respect to financial institutions. The obligation of financial institutions, including ourselves, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs. Any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities.

Asset management businesses have experienced a number of highly publicized regulatory inquiries concerning market timing, late trading and other activities that focus on the mutual fund industry. These inquiries have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisers and broker-dealers. Although we do not act as an investment adviser to mutual funds, the regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities.

Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal or regulatory action against us could materially adversely affect our businesses.

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, potential liability for "fairness opinions" and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of complex trading arrangements. We are also potentially subject to claims arising from disputes with employees. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. See Item 3 — "Legal Proceedings" for a further discussion of certain legal matters applicable to us.

We depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients and customers. As a result, if a client or customer is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as advisor to our clients on important underwriting or M&A transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including shareholders of our clients who could bring securities class actions against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects.

Regulatory inquiries and subpoenas or other requests for information or testimony in connection with litigation may require incurrence of significant expenses, including fees for legal representation and fees associated with document production. These costs may be incurred even if we are not a target of the inquiry or a party to litigation.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases, and we may suffer significant reputational harm for any misconduct by our employees.

Risks Related to Our Shares

We are controlled by our employee stockholders whose interests may differ from those of other stockholders.

Our employees collectively own a majority of the total shares of common stock entitled to vote and our executive officers collectively own approximately 8% of such shares of our outstanding common stock as of December 31, 2008. The percentage of employee holdings may increase as result of the practice since our IPO of paying a portion of annual bonuses to certain employees in the form of restricted stock. Although the Stockholders' Agreement between the Company and certain employee stockholders does not contain any provisions regarding the voting of common stock owned by any of our employees, a relatively small group of employees may be able to elect our entire board of directors, control our management and policies and, in general, determine without the consent of the other stockholders the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. Such persons initially will be able to prevent or cause a change in control of our company. These actions may be taken even if other stockholders oppose them.

Provisions of our organizational documents may discourage an acquisition of our company.

Our organizational documents contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire our company. For example, our board of directors may, without the consent of stockholders, issue preferred stock with greater voting rights than the common stock. In addition, our certificate of incorporation provides for a classified board of directors divided into three classes, which may impede the removal of existing directors following a change of control. If a change of control or change in management that stockholders might otherwise consider to be favorable is prevented or delayed, the market price of our common stock could decline. Other provisions of our organizational documents and Delaware corporate law impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions.

Future sales, or the possibility of future sales, of a substantial amount of our common stock could cause our stock price to decline.

Sales of substantial amounts of our common stock by our employees and other stockholders, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of additional equity securities. As of February 17, 2009, 14,151,454 shares of common stock are subject to sale restrictions set forth in our Stockholders' Agreement, which generally restricts sales of common stock through the fifth anniversary of our IPO in November 2011. As of February 17, 2009, 4,804,027 unvested IPO Restricted Stock Awards, Bonus Restricted Stock Awards and restricted stock awards granted as part of our hiring process also remain outstanding. Generally trading restrictions under the Stockholders Agreement are removed on 25% of the shares covered at the time of our IPO on each of the second, third, fourth and fifth anniversaries of the IPO. Restrictions on trading IPO Restricted Stock Awards terminate upon vesting of 25% on the second anniversary of the IPO, 35% on the third anniversary and 40% on the fourth anniversary. One third of the Bonus Restricted Shares generally are freed from trading restrictions on each of the first, second and third anniversaries of their issuance (usually in February of each year). Sales of shares of common stock by our officers and employees upon the lapsing of these sale restrictions may result in a decrease in the trading price of our common stock and restrict our ability to raise capital through the issuance of equity securities. These various restrictions may be changed by the Board of Directors.

We currently have on file with the SEC an effective "universal" shelf registration statement on form S-3, which enables us or our stockholders to sell, from time to time, our common stock and other securities covered by the registration statement in one or more public offerings. Our status under the securities laws as a "well-known seasoned issuer" enables us, among other things, to enter the public markets and consummate sales off the shelf registration statement in rapid fashion and with little or no notice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Accordingly, you must rely on sales of your shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains in your investment. Investors seeking cash dividends should not purchase our common stock.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our offices, are located in New York City, Atlanta, Boston, Chicago, Columbus (Ohio), Hartford, Houston, Richmond (Virginia), San Francisco, and London. Our headquarters are located at 787 Seventh Avenue, New York, New York, and comprise approximately 155,772 square feet of leased space, pursuant to a lease agreement expiring in 2016. All of the other offices are in leased space or we have entered into new leases for space, which we currently believe to be adequate for our needs.

Some of our leases contain options to extend the term of the lease or lease additional space. We believe that all of our properties and facilities are well maintained. We do not anticipate a need for other material additional office space in the near term.

Item 3. *Legal Proceedings*

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions we provide concerning strategic transactions. In addition, like most financial institutions, we are often the subject of claims made by current and former employees arising out of their employment or termination of employment with us. These claims often relate to dissatisfaction with an employee's bonus or separation payment, or involve allegations that the employee was the subject of some form of discrimination or other unlawful employment practice. See "Risk Factors — Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal or regulatory action against us could materially adversely affect our businesses."

We are involved in a number of judicial and regulatory matters arising in connection with our business. We are also involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The number of these reviews, investigations and proceedings has increased in recent years for many firms in the financial services industry, including our company.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, we cannot predict with certainty the loss or range of loss, if any, related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Pursuant to Statements of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," we review the need for any loss contingency reserves, and we have established reserves that we believe are adequate where, in the opinion of management, the likelihood of liability is probable and the extent of such liability is reasonably estimatable.

We describe below our significant legal proceedings:

Sentinel Litigation

On January 12, 2009, Frederick J. Grede, as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc., filed a lawsuit in the United States District Court for the Northern District of Illinois against Keefe and against Delores E. Rodriguez; Barry C. Mohr, Jr.; and Jacques De Saint Phalle (all former employees of Keefe) and Cohen & Company Securities, LLC. Ms. Rodriguez and Mr. Mohr were employed by Cohen & Company subsequent to being employed by Keefe and the complaint relates to activities by them at both Keefe and their subsequent employer.

The complaint alleges that Keefe recommended and sold to Sentinel Management Group structured finance products that were unsuitable for purchase by Sentinel. The complaint alleges the following causes of action against Keefe, aiding and abetting breach of fiduciary duty by an officer and director of Sentinel; commercial bribery; violations of federal and state securities laws; violation of the Illinois Consumer Fraud Act; negligence; unjust enrichment; and avoidance and recovery of fraudulent transfers. The complaint specifies that Sentinel sustained a loss associated with the sale of securities sold by Keefe of $4.9 million, however various causes of action in the complaint seek to recover amounts substantially in excess of that amount up to an amount in excess of $130 million representing amounts paid for all securities purchased from Keefe regardless of suitability or whether there were losses on these securities. Keefe has not yet responded to the complaint but believes the claims are without merit and will defend these claims vigorously.

Item 4. *Submission of Matters to a Vote of Security Holders.*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock is traded on the NYSE under the symbol "KBW".

The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock, as quoted on the NYSE.

	2008		2007	
	High	Low	High	Low
Fourth Quarter	$32.40	$19.59	$32.92	$24.48
Third Quarter	37.50	19.76	30.87	22.74
Second Quarter	28.14	20.06	35.19	29.38
First Quarter	29.66	18.63	37.84	28.33

As of December 31, 2008, there were 655 holders of record or our common stock. However, we believe the number of beneficial owners of our common stock exceeds this number.

No dividends have been declared or paid on our common stock. We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

On February 25, 2009, the last reported sales price for our common stock on the NYSE was $14.54 per share.

Information relating to compensation plans under which our common stock is authorized for issuance will be set forth in our definitive proxy statement for our annual meeting of stockholders to be held on June 9, 2009 (to be filed within 120 days after December 31, 2008) (the "Proxy Statement for the 2009 Annual Meeting of Stockholders") and is incorporated by reference in Part III, Item 12.

The table below sets forth the information with respect to purchases made by or on behalf of KBW, Inc. or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act), of our common stock during the quarter ended December 31, 2008:

Period	Total Number of Shares Purchased(1)(2)	Average Price per Share	Total Number of Shares Part of Publicly Announced Plans Programs	Approximate Dollar of Shares that May Yet Purchased Under the or Programs
October 1 — October 31, 2008	—	—	—	—
November 1 — November 30, 2008	203,695	$24.49	—	—
December 1 — December 31, 2008	—	—	—	—
Total	203,695	$24.49	—	—

(1) All shares purchased were other than as part of a publicly announced plan or program. The purchased shares consist of common stock previously purchased by employees with funds loaned by us that were subsequently forfeited by such employees upon their departure. As a result of such forfeitures, the outstanding balances on the related loans were reduced to zero.

(2) All shares were immediately retired upon purchase by us.

Item 6. ***Selected Financial Data.***

Set forth below is selected consolidated financial and other data of KBW as of and for the five years ended December 31, 2008.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands, except per share information)				
Revenues:					
Investment banking	$ 163,664	$ 226,464	$ 210,026	$ 149,332	$ 163,114
Commissions	192,752	165,803	116,625	96,301	66,081
Principal transactions, net	(142,962)	(7,520)	45,773(1)	36,568	44,637
Interest and dividend income	24,687	37,612	26,920	17,984	8,629
Investment advisory fees	1,197	1,751	5,036	3,843	4,896
Other	2,879	3,418	2,206	3,838(2)	12,941(2)
Total revenues	242,217	427,528	406,586	307,866	300,298
Expenses:					
Compensation and benefits	226,311	257,070	216,518	187,428	170,484
Occupancy and equipment	19,831	18,722	17,728	16,877	14,545
Communications and data processing	27,743	24,283	19,465	18,526	15,462
Brokerage and clearance	24,244	22,967	19,728	17,390	15,289
Interest	4,603	14,732	11,023	8,105	872
Business development	16,115	16,601	13,218	13,141	11,772
Other	25,375	23,748	17,257	15,257	16,734
Total non-compensation expenses	117,911	121,053	98,419	89,296	74,674
Total expenses	344,222	378,123	314,937	276,724	245,158
(Loss)/income before income taxes	(102,005)	49,405	91,649	31,142	55,140
Income tax (benefit)/expense	(39,656)	22,113	38,365	13,735	23,867
Net (loss)/income(3)	$ (62,349)	$ 27,292	$ 53,284	$ 17,407	$ 31,273
Earnings per share(3)(4)(5):					
Basic	$ (2.02)	$ 0.89	$ 1.94	$ 0.64	$ 1.24
Diluted	$ (2.02)	$ 0.86	$ 1.93	$ 0.64	$ 1.24
Weighted average number of common shares outstanding(4)(5):					
Basic	30,838,361	30,654,058	27,512,023	27,194,404	25,253,771
Diluted	30,838,361	31,561,751	27,565,453	27,215,001	25,296,556
Consolidated Statements of Financial Condition Data:					
Total assets	$ 571,466	$ 864,450	$ 804,865	$ 661,161	$ 574,564
Stockholders' equity(3)	$ 396,731	$ 448,426	$ 397,414	$ 265,709	$ 269,122
Other Data (Unaudited):					
Book value per common share	$ 13.30	$ 15.31	$ 13.59	$ 10.13	$ 10.81

(1) Principal transactions, net for the year ended December 31, 2006 included a gain of approximately $5.4 million with respect to the exchange of our New York Stock Exchange seat for cash and shares of the merged NYSE Group, Inc.

(2) Other revenues in 2004 include approximately $10.1 million in insurance recoveries and government grants relating to the World Trade Center attacks in 2001. In 2005, we received approximately $0.4 million of additional government grants relating to the same World Trade Center attacks.

(3) Prior to the date of the IPO and the termination of the 2005 amended and restated stockholders' agreement, common stock was classified as a liability. See Note 9 to our audited Consolidated Financial Statements included elsewhere in this report.

(4) In calculating shares of common stock outstanding, we give retroactive effect to a 43 for 1 stock split that we effected on November 1, 2006.

(5) In accordance with Statement of Financial Accounting Standards No. 128, basic and diluted common shares outstanding were equal for the year ended December 31, 2008.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this report. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions, which could cause actual results to differ materially from management's expectations. See "Cautionary Statement Regarding Forward-Looking Statements" included in the beginning of this report.

Overview

We are a leading full service investment bank specializing in the financial services industry. Our principal activities are: (i) investment banking, including mergers and acquisitions ("M&A") and other strategic advisory services, equity and fixed income securities offerings, and mutual thrift conversions, (ii) equity and fixed income sales and trading, (iii) research that provides fundamental, objective analysis that identifies investment opportunities and helps our investor customers make better investment decisions, and (iv) asset management, including investment management and other advisory services to institutional clients and private high net worth clients and various investment vehicles.

Within our full service business model, our focus includes bank and thrift holding companies, banks and thrifts, insurance companies, broker-dealers, mortgage banks, asset management companies, REITs, consumer and specialty finance firms, financial processing companies and securities exchanges. We emphasize serving investment banking clients in the small and mid cap segments of the financial services industry. Our sales customers are primarily institutional investors.

Most revenues with respect to our services provided are primarily determined as a result of active competition in the marketplace. Our revenues are primarily generated through advisory, underwriting and private placement fees earned through our investment banking activities, commissions earned on equity sales and trading activities, interest and dividends earned on our securities' inventories and profit and losses from trading activities related to the securities' inventories.

Our largest expense is compensation and benefits. Our performance is dependant on our ability to attract, develop and retain highly skilled employees who are motivated to provide quality service and guidance to our clients.

Many external factors affect our revenues and profitability. Such factors include equity and fixed income trading prices and volumes, the volatility of these markets, the level and shape of the yield curve, political events and regulatory developments, including recent government participation in providing capital to financial institutions, and competition. These factors influence our investment banking operations in that such factors affect the number and timing of equity and fixed income securities issuances and M&A activity within the financial services industry. These same factors also affect our sales and trading business by impacting equity and fixed income trading prices and volumes and valuations in secondary financial markets. Commission rates, market volatility and other factors also affect our sales and trading revenues. These market forces may cause our revenues and earnings to fluctuate significantly from period to period and the results of any one period should not be considered indicative of future results. See "— Business Environment."

A significant portion of our expense base is variable, including employee compensation and benefits, brokerage and clearance, communication and data processing and business development expenses. Our remaining costs generally do not directly relate to the service revenues earned.

Certain data processing systems that support equity and fixed income trading, research, payroll, human resources and employee benefits are service bureau based and are operated in the vendors' data centers. We believe that this stabilizes our fixed costs associated with data processing. We also license vendor information databases to support investment banking, sales and trading and research. Vendors may, at the end of contractual terms, terminate our rights or modify or significantly alter product and service offerings or related fees, which may affect our ongoing business activities or related costs.

Business Environment

Our business activities focus on the financial services sector. During 2008, the landscape of the U.S. financial services industry changed dramatically. This sector has been subjected to unprecedented stress during 2008 as the credit and liquidity crisis has expanded and intensified in the U.S. and globally. Substantial rapid deterioration in the capital of U.S. and overseas financial institutions has resulted in significant government intervention in an effort to stabilize the banking and finance system. The market capitalization of many companies in this sector has decreased materially. While the financial services industry remains one of the largest sectors of the U.S. and European economies, its share of the market capitalization of these economies has been substantially reduced.

In the U.S., this sector remains highly fragmented. There are approximately 1,340 publicly traded banks and thrifts and 8,380 different banking entities in the U.S. Because of our focus, we are particularly impacted by economic and market conditions affecting this sector. Trends in the global economy and domestic and international financial markets have a significant impact on the outlook for financial services, including the market prices for our securities and the securities of other companies in the sector.

Commencing in October 2008, the U.S. government implemented several programs designed to provide infusions of capital to qualifying financial institutions as well as a senior debt guarantee and non-interest bearing deposit guarantee programs. Under the Troubled Asset Relief Program ("TARP") the U.S. government injected and proposed to provide approximately $700 billion as capital investments in qualifying financial institutions. Most recently, in February 2009, the Treasury Secretary proposed a new Financial Stability Plan with three central elements: additional capital investment in banks; the creation of a Public-Private Investment Fund that would combine between $500 million and $1 trillion of government capital and financing with private capital to purchase "legacy" loans and assets from banks, designed to reopen the private markets for asset purchases; and the expansion of the Term Asset-Backed Securities Loan Facility ("TALF") to $1 trillion for the purchase of an expanded list of asset backed securities, designed to facilitate the issuance of asset backed securities to make credit more readily available to consumers and small businesses. The U.S. government has also adopted a $275 billion program designed to provide up to $75 billion support to lenders who restructure interest rates on residential mortgages and $200 billion of additional support to FNMA and Freddie Mac in connection with the refinancing of residential mortgages in danger of foreclosure. The scope, timing and potential success of these programs remains unknown.

Globally, actions by various government agencies and central banks have been implemented, and additional actions are being proposed and considered, with a view to restoring capital, creating market liquidity and opening credit sources. While some countries appear to be achieving some stability in their financial companies, there is likely to be continued stress in many of these markets and the scope, timing and potential success of many of these efforts also is not predictable at this time.

It is difficult to predict how long these conditions will continue or whether additional deteriorations in asset quality, further credit market dislocations or sustained market downturns may exacerbate the impact of these factors on our overall revenues. Even the successful implementation of some of these government initiatives may influence the number, size and structure of capital markets and mergers and acquisitions transactions and our ability to participate in these transactions. The availability of capital from the Treasury could continue for some time to be a significant source of competition for traditional private capital markets transactions. Until some level of certainty as to asset values is achieved and credit markets stabilize, it is unlikely that there will be a large-scale resumption of private sector capital raising transactions and a return of M&A activity. We believe that we are well capitalized and remain well positioned to assist in capital markets and M&A transactions for the financial services industry in both the U.S. and Europe and we have no plans to seek government assistance.

Results of Operations

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Overview

Total revenues were $242.2 million for the year ended December 31, 2008, a decrease of $185.3 million compared with $427.5 million for the year ended December 31, 2007. This decrease was primarily due to an increase in net losses on principal transactions of $135.4 million in 2008 over 2007 and a decrease in investment banking revenue of $62.8 million, partially offset by an increase in commissions revenues of $27.0 million.

Total expenses were $344.2 million for the year ended December 31, 2008 compared with $378.1 million for the year ended December 31, 2007. This decrease was primarily due to a decrease in compensation and benefits expense of $30.8 million. Additionally, non-compensation expenses decreased $3.1 million to $117.9 million for the year ended December 31, 2008, primarily as a result of a decrease in interest expense.

We recorded a net loss of $62.3 million, or $2.02 per diluted share, for the year ended December 31, 2008, compared with net income of $27.3 million, or $0.86 per diluted share, for the same period in 2007. After adjusting for the stock compensation expense with respect to the 2006 one-time restricted stock awards granted to employees in connection with our initial public offering ("IPO"), our non-GAAP operating net loss was $55.3 million, or $1.79 per diluted share for the year ended December 31, 2008, compared with net income of $34.2 million, or $1.08 per diluted share for the same period in 2007. See "— 2008 and 2007 Non-GAAP Financial Measures" for a reconciliation of our non-GAAP measures to their corresponding GAAP amounts.

The following table provides a comparison of our revenues and expenses for the periods presented:

	Year Ended December 31,		Period to Period	
	2008	2007	$ Change	% Change
		(dollars in thousands)		
Revenues:				
Investment banking	$ 163,664	$226,464	$ (62,800)	(27.7)%
Commissions	192,752	165,803	26,949	16.3
Principal transactions, net	(142,962)	(7,520)	(135,442)	N/M
Interest and dividend income	24,687	37,612	(12,925)	(34.4)
Investment advisory fees	1,197	1,751	(554)	(31.6)
Other	2,879	3,418	(539)	(15.8)
Total revenues	242,217	427,528	(185,311)	(43.3)
Expenses:				
Compensation and benefits	226,311	257,070	(30,759)	(12.0)
Occupancy and equipment	19,831	18,722	1,109	5.9
Communications and data processing	27,743	24,283	3,460	14.2
Brokerage and clearance	24,244	22,967	1,277	5.6
Interest	4,603	14,732	(10,129)	(68.8)
Business development	16,115	16,601	(486)	(2.9)
Other	25,375	23,748	1,627	6.9
Total non-compensation expenses	117,911	121,053	(3,142)	(2.6)
Total expenses	344,222	378,123	(33,901)	(9.0)
(Loss)/income before income taxes	(102,005)	49,405	(151,410)	N/M
Income tax (benefit)/expense	(39,656)	22,113	(61,769)	N/M
Net (loss)/income	$ (62,349)	$ 27,292	$ (89,641)	N/M%

N/M — Not Meaningful

2008 and 2007 Non-GAAP Financial Measures

We adopted SFAS No. 123(R), *Share-Based Payment*, on January 1, 2006 which requires the measurement of compensation cost for stock-based awards at fair value on the date of grant and recognition of compensation expense over the requisite service period, net of estimated forfeitures.

We reported our compensation and benefits expense, (loss) / income before income taxes, income tax (benefit) / expense, net (loss) / income, and basic and diluted earnings per share on a non-GAAP basis for the year ended December 31, 2008 in our February 11, 2009 press release. The non-GAAP amount excludes compensation expense related to the amortization of IPO restricted stock awards granted in November 2006.

The following provides details with respect to reconciling compensation and benefits expense, (loss) / income before income taxes, income tax (benefit) / expense, net (loss) / income, and basic and diluted earnings per share on a GAAP basis for the years ended December 31, 2008 and 2007 to the aforementioned captions on a non-GAAP basis in the same respective periods.

	GAAP	Reconciliation Amount	Non-GAAP
	(dollars in thousands, except per share information)		
Year ended December 31, 2008:			
Compensation and benefits expense	$ 226,311	$(11,456)(a)	$ 214,855
(Loss) / income before income taxes	$ (102,005)	$ 11,456(a)	$ (90,549)
Income tax (benefit) / expense	$ (39,656)	$ 4,454(b)	$ (35,202)
Net (loss) / income	$ (62,349)	$ 7,002(c)	$ (55,347)
Earnings per share(d):			
Basic	$ (2.02)	$ 0.23	$ (1.79)
Diluted	$ (2.02)	$ 0.23	$ (1.79)
Weighted average number of common shares outstanding(d):			
Basic	30,838,361	—(e)	30,838,361
Diluted	30,838,361	—(e)	30,838,361
Year ended December 31, 2007:			
Compensation and benefits expense	$ 257,070	$(12,509)(a)	$ 244,561
Income before income taxes	$ 49,405	12,509(a)	$ 61,914
Income tax expense	$ 22,113	$ 5,599(b)	$ 27,712
Net income	$ 27,292	$ 6,910(c)	$ 34,202
Earnings per share:			
Basic	$ 0.89	$ 0.23	$ 1.12
Diluted	$ 0.86	$ 0.22	$ 1.08
Weighted average number of common shares outstanding:			
Basic	30,654,058	—(e)	30,654,058
Diluted	31,561,751	—(e)	31,561,751

(a) The non-GAAP adjustment represents the pre-tax expense with respect to the amortization of the IPO restricted stock awards granted to employees in November 2006.

(b) The non-GAAP adjustment to income tax (benefit) / expense represents the elimination of the tax (benefit) /expense resulting from the amortization of the IPO restricted stock awards in the period.

(c) The non-GAAP adjustment to net (loss) / income was the after-tax amortization of the IPO restricted stock awards in the respective periods.

(d) In accordance with Statement of Financial Accounting Standards No. 128, basic and diluted common shares outstanding are equal for the year ended December 31, 2008.

(e) Both the basic and diluted weighted average common shares outstanding were not adjusted.

Our management utilizes these non-GAAP calculations in understanding and analyzing our financial results. Our management believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of our core operating results and business outlook. Our management believes that these non-GAAP measures will allow for a better evaluation of the operating performance of our business and facilitate meaningful comparison of our results in the current period to those in prior periods and future periods. Our reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance.

A limitation of utilizing these non-GAAP measures is that the GAAP accounting effects of these events do in fact reflect the underlying financial results of our business and these effects should not be ignored in evaluating and analyzing our financial results. Therefore, management believes that our GAAP measures of compensation and benefits expense, (loss) / income before income taxes, income tax (benefit) / expense, net (loss) / income, and basic and diluted earnings per share and the same respective non-GAAP measures of our financial performance should be considered together.

We expect to grant restricted stock awards and other share-based compensation in the future. We do not expect to make any such substantial grants to employees outside of our regular compensation and hiring process, as we did when we granted IPO restricted stock awards.

Revenues

Investment Banking

Investment banking revenue was $163.7 million for the year ended December 31, 2008, a decrease of $62.8 million, or 27.7%, compared with $226.5 million for the same period in 2007. The decrease was primarily due to a $53.1 million decrease in capital markets revenue to $87.4 million and a $9.7 million decrease in M&A and advisory fees to $76.3 million for the year ended December 31, 2008 compared with the same period in 2007. The decrease in capital markets revenue was primarily due to the absence of PreTSL™ transactions during 2008 compared with two larger than average PreTSL™ transactions completed during the first half of 2007. Market conditions for securitizations continued to deteriorate in 2008 and would need to improve before PreTSL™ structured finance transactions could approach transaction sizes and levels of profitability that existed prior to the second half of 2007. In addition, there was a decline in market activity, particularly for initial public offerings, in 2008 which was partially offset by a significantly larger-than-average private placement transaction which closed during the third quarter of 2008. The decrease in M&A and advisory fees was primarily due to lower levels of activity due to the uncertain financial condition of both potential buyers and sellers in the economic environment in 2008 compared to the same period in 2007.

Commissions

Commissions revenue increased $27.0 million, or 16.3%, to $192.8 million for the year ended December 31, 2008 compared with $165.8 million for the year ended December 31, 2007. This increase was primarily due to a $28.7 million, or 28.5%, increase in commissions revenue on U.S. equity securities, partially offset by a $1.7 million, or 2.6%, decrease in commissions revenue on European equity securities. Commissions of U.S. equities totaled $129.3 million for 2008 compared to $100.6 million for the year ended December 31, 2007. Commissions of European equity securities totaled $63.5 million for 2008 compared to $65.2 million for the year ended December 31, 2007. Our commissions revenue increased in part as a result of the high volume of trading in equity trading for customers as a result of the volatile market for U.S. financial services stocks in 2008, partially offset by a decline in commissions from European equity securities. Commissions in Europe are determined based on the value of securities traded, which dropped significantly during the fourth quarter of 2008.

Principal Transactions, Net

Principal transactions resulted in a net loss of $143.0 million for the year ended December 31, 2008 compared to a net loss of $7.5 million for the year ended December 31, 2007. The net loss on principal transactions for 2008 was primarily a result of $119.5 million in losses on trust preferred and other capital securities issued by banking and insurance companies and CDOs backed by such securities compared to losses of $10.2 million on such securities for 2007. We also had net losses on other firm investments, including private equity securities and limited partnership interests, of $23.8 million and on equity market making and securities held for our own account of $11.1 million compared to net gains of $0.9 million and net losses of $0.9 million, respectively, for 2007. Excluding the losses on CDOs of $66.1 million mentioned above, our fixed income trading resulted in net gains of $11.4 million for 2008 compared to net gains of $2.7 million for 2007.

The net loss on principal transactions in 2008 was predominantly a result of valuation adjustments of $119.5 million on PreTSL™ related securities and reflects the unprecedented decline in the market value of most financial services industry securities and in particular the securities of U.S. banking companies during the second half of 2008. Trust preferred and other capital securities of banking and insurance companies, were carried at an aggregate fair value of approximately $31 million (or 38% of original par value) at December 31, 2008. Trust preferred backed CDOs, including PreTSL™ securities, were carried at an aggregate fair value of approximately $5 million (or 9% of original cost) at December 31, 2008.

Adverse market conditions, as described in "— Business Environment," continued in 2008. Investor demand continued to diminish for many classes of fixed income securities as the deteriorating credit markets experienced dislocation, illiquidity and wider credit spreads. As a result, the fair value of our fixed income financial instruments was impacted by these market fluctuations.

Interest and Dividend Income

Interest and dividend income was $24.7 million for the year ended December 31, 2008, a decrease of $12.9 million, or 34.4%, compared with $37.6 million for the same period in 2007. This decrease was primarily due to lower holdings of fixed income financial instruments and securities purchased under resale agreements for the year ended December 31, 2008 compared with the same period in 2007.

Investment Advisory Fees

Investment advisory fees decreased to $1.2 million in the year ended December 31, 2008 compared with $1.8 million in the same period of 2007. The decrease was primarily due to a decrease in assets under management in 2008 compared with the same period in 2007.

Other

Other revenues decreased $0.5 million, or 15.8%, to $2.9 million for the year ended December 31, 2008 compared with $3.4 million for the year ended December 31, 2007. The decrease was primarily due to a decrease in miscellaneous fees.

Expenses

Compensation and Benefits

Compensation and benefits expense was $226.3 million for the year ended December 31, 2008, a decrease of $30.8 million, or 12.0% compared with $257.1 million for the same period in 2007. The decrease was primarily due to a decrease in the 2008 discretionary bonus accrual of approximately 33% compared with accrued discretionary cash bonuses for 2007, partially offset by the approximately 49% increase in the amortization to compensation expense of restricted stock awards.

Occupancy and Equipment

Occupancy and equipment expenses increased $1.1 million, or 5.9%, to $19.8 million for the year ended December 31, 2008 compared with $18.7 million for the year ended December 31, 2007, primarily due to higher rent expense.

Communications and Data Processing

Communications and data processing expense was $27.7 million for the year ended December 31, 2008, an increase of $3.4 million, or 14.2%, compared with $24.3 million for the year ended December 31, 2007. This increase was primarily due to higher market data costs.

Brokerage and Clearance

Brokerage and clearance expense was $24.2 million for the year ended December 31, 2008, an increase of $1.2 million, or 5.6%, compared with $23.0 million for the year ended December 31, 2007. The increase was primarily a result of higher volume in equity trading for customers as a result of volatility in the marketplace particularly for financial services.

Interest

Interest expense decreased $10.1 million, or 68.8%, to $4.6 million for the year ended December 31, 2008, compared with $14.7 million for the year ended December 31, 2007. The decrease was primarily due to lower average balances of securities sold under repurchase agreements and reduced interest rates in 2008 relative to the same 2007 period.

Business Development

Business development expense decreased $0.5 million, or 2.9%, to $16.1 million for the year ended December 31, 2008 compared with $16.6 million for the year ended December 31, 2007. The change was primarily due to a decrease in travel and entertainment expenses.

Other

Other expense was $25.4 million for the year ended December 31, 2008, an increase of $1.7 million, or 6.9%, compared with $23.7 million for the year ended December 31, 2007. This increase was primarily due to higher professional fees in 2008 relative to the same 2007 period.

Income Tax Benefit / Expense

Income tax benefit was $39.7 million for the year ended December 31, 2008, which equals an effective tax rate of 38.9%, compared with income tax expense of $22.1 million for the year ended December 31, 2007, which equals an effective tax rate of 44.8%. The change in rate is due to permanent differences which reduce the tax benefit in a loss period.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Overview

Total revenues increased $20.9 million, or 5.2%, to $427.5 million for the year ended December 31, 2007 compared with $406.6 million for the year ended December 31, 2006. This increase was primarily due to increases in commissions revenue of $49.2 million, investment banking revenue of $16.4 million and interest and dividend income of $10.7 million, offset by a decrease in principal transactions, net of $53.3 million.

Total expenses increased $63.2 million, or 20.1%, to $378.1 million for the year ended December 31, 2007 compared with $314.9 million for the year ended December 31, 2006. This increase was primarily due to an increase in compensation and benefits expense of $40.6 million. Additionally, non-compensation expenses increased $22.6 million to $121.1 million for the year ended December 31, 2007 primarily as a result of increases in other expenses and communications and data processing expenses.

We recorded net income of $27.3 million for the year ended December 31, 2007 compared with $53.3 million for the year ended December 31, 2006. The following table provides a comparison of our revenues and expenses for the periods presented:

	Year Ended December 31,		Period to Period	
	2007	2006	$ Change	% Change
	(dollars in thousands)			
Revenues:				
Investment banking	$226,464	$210,026	$ 16,438	7.8%
Commissions	165,803	116,625	49,178	42.2
Principal transactions, net	(7,520)	45,773	(53,293)	(116.4)
Interest and dividend income	37,612	26,920	10,692	39.7
Investment advisory fees	1,751	5,036	(3,285)	(65.2)
Other	3,418	2,206	1,212	54.9
Total revenues	427,528	406,586	20,942	5.2
Expenses:				
Compensation and benefits	257,070	216,518	40,552	18.7
Occupancy and equipment	18,722	17,728	994	5.6
Communications and data processing	24,283	19,465	4,818	24.8
Brokerage and clearance	22,967	19,728	3,239	16.4
Interest	14,732	11,023	3,709	33.6
Business development	16,601	13,218	3,383	25.6
Other	23,748	17,257	6,491	37.6
Total non-compensation expenses	121,053	98,419	22,634	23.0
Total expenses	378,123	314,937	63,186	20.1
Income before income taxes	49,405	91,649	(42,244)	(46.1)
Income tax expense	22,113	38,365	(16,252)	(42.4)
Net income	$ 27,292	$ 53,284	$(25,992)	(48.8)%

2007 and 2006 Non-GAAP Financial Measures

The following provides details with respect to reconciling compensation and benefits expense, income before income tax expense, income tax expense, net income, compensation ratio and basic and diluted earnings per share on a GAAP basis for the years ended December 31, 2007 and 2006 to such items on a non-GAAP basis in the same period:

	GAAP	Reconciliation Amount	Non-GAAP
	(dollars in thousands, except per share information)		
December 31, 2007			
Compensation and benefits expense	$ 257,070	$(12,509)(a)	$ 244,561
Income before income taxes	$ 49,405	$ 12,509(a)	$ 61,914
Income tax expense	$ 22,113	$ 5,599(b)	$ 27,712
Net income	$ 27,292	$ 6,910(c)	$ 34,202
Compensation ratio(d)	60.1%		57.2%
Earnings per share:			
Basic	$ 0.89	$ 0.23	$ 1.12
Diluted	$ 0.86	$ 0.22	$ 1.08
Weighted average number of common shares outstanding:			
Basic	30,654,058	—(e)	30,654,058
Diluted	31,561,751	—(e)	31,561,751
December 31, 2006			
Compensation and benefits expense	$ 216,518	$ (1,882)(a)	$ 214,636
Income before income taxes	$ 91,649	$ 1,882(a)	$ 93,531
Income tax expense	$ 38,365	$ 821(b)	$ 39,186
Net income	$ 53,284	$ 1,061(c)	$ 54,345
Compensation ratio(d)	53.3%		52.8%
Earnings per share:			
Basic	$ 1.94	$ 0.04	$ 1.98
Diluted	$ 1.93	$ 0.04	$ 1.97
Weighted average number of common shares outstanding:			
Basic	27,512,023	—(e)	27,512,023
Diluted	27,565,453	—(e)	27,565,453

(a) The non-GAAP adjustment represents the pre-tax expense with respect to the amortization of the IPO restricted stock awards granted to employees on November 8, 2006.

(b) The non-GAAP adjustment to income tax expense represents the elimination of the tax benefit resulting from the amortization of the IPO restricted stock awards in the period.

(c) The non-GAAP adjustment to net income was the after-tax amortization of the IPO restricted stock awards in the respective periods.

(d) The twelve months ended December 31, 2007 and 2006 compensation ratios were calculated by dividing compensation and benefits expense by total revenues of $427,528 and $406,586, respectively.

(e) Both the basic and diluted weighted average common shares outstanding were not adjusted.

See the section entitled "— 2008 and 2007 Non-GAAP Financial Measures" for a discussion regarding the reasons why management believes a presentation of non-GAAP financial measures provides useful information for investors regarding our financial condition and results of operations.

Revenues

Investment Banking

Investment banking revenues increased $16.4 million, or 7.8%, to $226.5 million for the year ended December 31, 2007 compared with $210.0 million for the year ended December 31, 2006. Our underwriting revenues increased $32.3 million, or 54.1%, to $92.0 million for the year ended December 31, 2007 compared to $59.7 million for the year 2006. M&A and advisory fees increased $21.9 million, or 34.2%, to $86.0 million for the year ended December 31, 2007 compared to $64.1 million for the year ended December 31, 2006. Private placement revenues decreased $37.8 million, or 43.9%, to $48.4 million for the year ended December 31, 2007 compared to $86.2 million for the year 2006. This decrease was primarily due to smaller and less profitable PreTSL™ structured finance transactions in 2007 than in 2006.

Commissions

Commissions revenue increased $49.2 million, or 42.2%, to $165.8 million for the year ended December 31, 2007 compared with $116.6 million for the year ended December 31, 2006. Commissions on European equity securities totaled $65.2 million for 2007 compared to $39.5 million for the year ended December 31, 2006, an increase of $25.7 million, or 65.1%. Commissions of U.S. equity securities totaled $100.6 million for 2007 compared to $77.2 million for the year ended December 31, 2006, an increase of $23.4 million, or 30.3%. Our commissions revenue increased partially as a result of the historically high volume of trading in financial services stocks as a result of the market volatility in the second half of 2007.

Principal Transactions, Net

Principal transactions resulted in net losses of $7.5 million for the year ended December 31, 2007 compared to net gains of $45.8 million for 2006. Equity market making activity and trading for our own account resulted in net losses of $0.9 million for the year ending December 31, 2007 compared to net gains of $17.0 million in 2006. Trading in fixed income securities for customers and unrealized losses on fixed income securities owned, including securities held for PreTSL™ securitizations, resulted in net losses of $7.5 million for the year ended December 31, 2007 compared to net gains of $16.1 million in 2006. These losses were partially offset by net gains on firm investments of $0.9 million for the year ended December 31, 2007 compared to net gains of $12.6 million for 2006.

Interest and Dividend Income

Interest and dividend income increased $10.7 million, or 39.7%, to $37.6 million for the year ended December 31, 2007 compared with $26.9 million for the year ended December 31, 2006. This increase was primarily due to higher average interest bearing assets owned in 2007 relative to 2006.

Investment Advisory Fees

Investment advisory fees decreased $3.2 million, or 65.2%, to $1.8 million for the year ended December 31, 2007 compared with $5.0 million for the year ended December 31, 2006. The decrease in 2007 compared with 2006 was primarily due to not earning investment performance fees from hedge funds managed.

Other

Other revenues increased $1.2 million, or 54.9%, to $3.4 million for the year ended December 31, 2007 compared with $2.2 million for the year ended December 31, 2006.

Expenses

Compensation and Benefits

Compensation and benefits expense increased $40.6 million, or 18.7%, to $257.1 million for the year ended December 31, 2007 compared with $216.5 million for the year ended December 31, 2006. The increase was primarily due to an increase in our number of employees, including as a result of the expansion of our research to include equity REITs, as well as and expenses related to the amortization of stock-based compensation granted in November 2006 and February 2007.

Compensation and benefits expense as a percentage of total revenue, after deducting from such expense the non-cash amortization expense associated with the IPO restricted stock awards, was 57.2% for the year ended December 31, 2007 compared with 52.8% for 2006. The unadjusted compensation and benefits percentage of total revenue for the year ended December 31, 2007 was 60.1% compared to 53.3% in the same 2006 period. See the section above entitled "— 2007 and 2006 Non-GAAP Financial Measures" for a reconciliation to our GAAP results.

Occupancy and Equipment

Occupancy and equipment expenses increased $1.0 million, or 5.6%, to $18.7 million for the year ended December 31, 2007 compared with $17.7 million for the year ended December 31, 2006, primarily due to higher operating and real estate taxes under leases.

Communications and Data Processing

Communications and data processing expense increased $4.8 million, or 24.8%, to $24.3 million for the year ended December 31, 2007 compared with $19.5 million for the year ended December 31, 2006. This increase resulted from higher average staff size and price increases for market data services.

Brokerage and Clearance

Brokerage and clearance expense increased $3.2 million, or 16.4%, to $23.0 million for the year ended December 31, 2007 compared with $19.7 million for the year ended December 31, 2006. The increase was primarily a result of higher volume in equity trading for customers as a result of volatility in the marketplace particularly for financial services stocks. The higher volume of transactions was partially offset by lower clearance and execution charges for U.S. equity transactions.

Interest

Interest expense increased $3.7 million, or 33.6%, to $14.7 million for the year ended December 31, 2007 compared with $11.0 million for the year ended December 31, 2006. The increase was primarily due to larger average balances of securities sold under repurchase agreements in 2007 relative to 2006.

Business Development

Business development expense increased $3.4 million, or 25.6%, to $16.6 million for the year ended December 31, 2007 compared with $13.2 million for the year ended December 31, 2006. This increase was primarily due to increased travel and entertainment expenses including additional client events in 2007.

Other

Other expense increased $6.4 million, or 37.6%, to $23.7 million for the year ended December 31, 2007 compared with $17.3 million for the year ended December 31, 2006. This increase was primarily due to higher professional fees and insurance premiums.

Income Tax Expense

Income tax expense was $22.1 million for the year ended December 31, 2007, which equals an effective tax rate of 44.8%, compared to $38.4 million for the year ended December 31, 2006, which equals an effective tax rate of 41.9%. The increase in the effective tax rate in 2007 compared to 2006 was primarily due to a reduction in the level of pre-tax earnings which increased the impact of certain permanent differences.

Liquidity and Capital Resources

We are the parent of Keefe, Bruyette & Woods, Inc. ("Keefe"), Keefe, Bruyette & Woods Limited ("KBWL"), KBW Asset Management, Inc. ("KBWAM") and KBW Ventures, Inc. Dividends and other transfers from our subsidiaries are our primary source of funds to satisfy our capital and liquidity requirements. Applicable laws and regulations, primarily the net capital rules discussed below, restrict dividends and transfers from Keefe and KBWL to us. Our rights to participate in the assets of any subsidiary are also subject to prior claims of the subsidiary's creditors, including customers and trade creditors of Keefe, KBWL and KBWAM.

We monitor and evaluate the composition and size of our assets and operating liabilities. As a result of our market making, customer and proprietary activities (including securitization activities), the overall size of total assets and operating liabilities fluctuate from period to period. Our assets generally consist of cash and cash equivalents, securities, resale agreement balances and receivables.

Our operating activities generate or use cash resulting from net income or loss and fluctuations in our current assets and liabilities. The most significant fluctuations in current assets and liabilities have resulted from changes in the level of customer activity, changes in the types of and value of the financial instruments owned on a proprietary basis and shifts in our investment positions in response to changes in our trading strategies or prevailing market conditions. We have not relied significantly on leverage. Our moderate use of leverage does not expose us to potential requirements to sell assets as a result of margin calls due to decreases in the fair value of financial instruments.

We have historically satisfied our capital and liquidity requirements through capital from our stockholders and internally generated cash from operations. As of December 31, 2008, we had liquid assets of $325.7 million, primarily consisting of cash and cash equivalents and receivables from clearing brokers. We also periodically utilize short- term bank debt to finance certain capital securities positions held at the holding company level to support the PreTSL™ product pool formation. From time to time, we may obtain a short term subordinated loan from one of our clearing brokers to support underwriting activity over a very short time.

Although we believe such sources remain available, we do not currently plan to obtain such short-term subordinated financing from any outside source. We do not currently have any long term debt obligations and therefore, are not exposed to the breach of any debt covenants.

We have an effective "universal" shelf registration statement on form S-3 on file with the SEC. This shelf registration statement enables us to sell, from time to time, the securities covered by the registration statement in one or more public offerings. The securities covered by the registration statement include common stock, preferred stock, depositary shares, senior debt securities, subordinated debt securities, warrants, stock purchase contracts, and stock purchase units. We may offer any of these securities independently or together in any combination with other securities. In addition, selling shareholders may use the shelf registration statement to offer, from time to time, shares of our common stock. As of the date we filed with the SEC this annual report on Form 10-K for the year ended December 31, 2008, we were a "well-known seasoned issuer," as such term is defined in the federal securities laws. Our status as a well-known seasoned issuer enables us, among other things, to enter the public markets and consummate sales off the shelf registration statement in rapid fashion and with little or no notice.

The timing of cash bonus payments to our employees may significantly affect our cash position and liquidity from period to period. While our employees are generally paid salaries semi-monthly during the year, cash bonus payments, which make up a larger portion of total compensation, are generally paid once a year. Cash bonus payments for a given year are generally paid in February of the following year. We continually monitor our liquidity position and believe our available liquidity will be sufficient to fund our operations over the next twelve months.

As a registered broker-dealer and member firm of the NYSE, Keefe is subject to the uniform net capital rule of the SEC. We use the basic method permitted by the uniform net capital rule, which generally requires that the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be below the regulatory limit. We do not expect that these limits will materially impact our ability to meet our current and future obligations. We have not been the subject to any regulatory restrictions as a result of the decreases in the fair value of our financial instruments.

At December 31, 2008, Keefe's net capital under the SEC's Uniform Net Capital Rule was $101.3 million, or $93.8 million in excess of the minimum required net capital.

KBWL is subject to the capital requirements of the U.K. Financial Services Authority. KBWL's total financial resources of $31.3 million exceeded the financial resources requirement by approximately $23.5 million at December 31, 2008.

The regulatory requirements referred to above restrict our ability to withdraw capital from our regulated subsidiaries, which was approximately $132.6 million at December 31, 2008.

Cash Flows

Year ended December 31, 2008. Cash increased $0.6 million for the year ended December 31, 2008, primarily due to positive cash flows from operating activities offset by the effect of exchange rate changes on cash.

Our operating activities provided $25.7 million of cash due to a net loss of $40.2 million, adjusted for non-cash revenue and expense items of $22.2 million, and cash used as a result of decreasing operating liabilities by $238.1 million, offset by cash provided from operating assets of $303.9 million. The non-cash items consisted of amortization of stock-based compensation related to restricted stock of $30.5 million, deferred income tax benefit of $13.2 million and depreciation and amortization expense of $4.8 million. The increase in cash provided by operating assets was primarily attributable to decreases in financial instruments owned, at fair value of $251.5 million and receivables from clearing brokers of $59.8 million, partially offset by an increase in income taxes receivable of $33.3 million. Cash used as a result of decreases in operating liabilities consisted primarily of decreases in securities sold under repurchase agreements of $94.8 million, financial instruments sold, not yet purchased, at fair value of $65.7 million, accounts payable, accrued expenses and other liabilities of $47.0 million and short-term borrowings of $33.6 million.

We used $3.7 million in our investing activities, in the purchase of fixed assets. Cash used in financing activities was $3.9 million primarily as a result of the cancellation of restricted stock in satisfaction of withholding tax requirements partially offset by repayment of loans we provided to certain employees in connection with their purchase of our common stock. The effect of exchange rate changes on cash was primarily a result of the significant drop in the Great British Pound relative to the U.S. Dollar particularly in the fourth quarter of 2008.

Year ended December 31, 2007. Cash increased $28.7 million in the year ended December 31, 2007, primarily due to positive cash flows from operating activities.

Our operating activities provided $28.1 million of cash due to net income, adjusted for non-cash revenue and expense items of $8.8 million, of $36.1 million, offset by cash used by an increase in operating assets of $16.6 million less cash provided by an increase in operating liabilities of $8.6 million. The non-cash items consisted primarily of amortization of stock-based compensation of $20.6 million, deferred income tax benefit of $10.1 million, non-monetary revenue of $6.5 million and depreciation and amortization expense of $4.9 million. Cash provided from the increase in operating liabilities consisted primarily of increases in accounts payable, accrued expenses and other liabilities of $5.6 million, securities sold under repurchase agreements of $10.2 million and short-term borrowings of $36.6 million, offset by a decreased in financial instruments sold, not yet purchased, at fair value of $34.1 million and income taxes payable of $9.7 million. The decrease in cash from operating assets was primarily attributable to increases in receivables from clearing brokers of $5.5 million, other assets of $9.0 million and financial instruments owned, at fair value of $45.0 million offset by decreases in securities purchased under resale agreements of $38.5 million and accounts receivable of $4.5 million.

We used $2.5 million in our investing activities, for the purchase of fixed assets. Cash from financing activities increased $2.6 million primarily as a result of repayment of loans to employees to purchase Company stock.

Year ended December 31, 2006. Cash increased $90.0 million in the year ended December 31, 2006, primarily due to positive cash flows from operating and financing activities, partially offset by cash used in investing activities.

Our operating activities provided $18.5 million of cash due to net income, adjusted for non-cash revenue and expense items of $9.7 million, of $63.0 million, and cash provided from the change in operating liabilities of $12.0 million, offset by a decrease in cash from operating assets of $56.5 million. The non-cash items consisted primarily of depreciation and amortization expense of $5.9 million, deferred income tax liabilities of $0.3 million and amortization of stock-based compensation related to restricted stock of $3.5 million. Cash provided from the increase in operating liabilities consisted primarily of an $82.3 million increase in securities sold under repurchase agreements, an increase in accounts payable, accrued expenses and other liabilities of $36.3 million, securities sold, not yet purchased, at fair value of $14.0 million partially offset by decreases in short-term borrowings and payable to clearing broker of $35.3 million and $92.0 million, respectively. The decrease in cash from operating assets was primarily attributable to an increase in receivables from clearing broker of $94.1 million and securities purchased under resale agreement of $18.4 million. These increases were partially offset by a decline in financial instruments owned, at fair value of $55.9 million.

We used $3.4 million in our investing activities for the purchase of fixed assets. Cash from financing activities increased $72.6 million primarily as a result of the net proceeds from the IPO.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting periods. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. The use of different estimates and assumptions could produce materially different results. For example, if factors such as those described in the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008 cause actual events to differ from the assumptions we used in applying the accounting policies, our results of operations, financial condition and liquidity could be materially adversely affected.

Our significant accounting policies are summarized in Note 2 of the Notes to Consolidated Financial Statements. On an ongoing basis, we evaluate our estimates and assumptions, particularly as they relate to accounting policies that we believe are most important to the presentation of our financial condition and results of operations. We regard an accounting estimate or assumption to be most important to the presentation of our financial condition and results of operations where the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, as well as the impact of the estimate or assumption on our financial condition or operating performance is material.

Based on these criteria, we believe the following to be our critical accounting policies:

Fair Value of Financial Instruments

We elected to early adopt SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), as of January 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Additionally, SFAS No. 157 disallows the use of block discounts on positions traded in an active market as well as nullifies certain guidance in Emerging Issues Task Force No. 02-3 regarding the recognition of inception gains on certain derivative transactions. See Note 3 of the Notes to Consolidated Financial Statements for a more detailed discussion of SFAS No. 157.

We adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"), as of January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election, on an instrument-by-instrument basis, either at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Such election must be applied to the entire instrument and not only a portion of the instrument. We applied the fair value option for certain eligible instruments, including certain private equity securities and limited partnership interests. These instruments had been accounted for at fair value prior to the adoption of SFAS No. 159 in accordance with the *AICPA Audit and Accounting Guide — Brokers And Dealers In Securities*. Therefore, there was no transaction adjustment recorded to opening retained earnings related to these investments.

Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuations models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded (such as counterparty, credit, concentration or liquidity) require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflects management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Fair Value Hierarchy

In determining fair value, we utilize various methods including the market and income approaches. Based on these approaches, we utilize assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, we are required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities. This category also includes U.S. Government and agency securities for which we typically receive independent external valuation information.

Level 2 includes those financial instruments that are valued using multiple valuation techniques, primarily a market approach. The valuation methodologies utilized are calibrated to observable market inputs. We consider recently executed transactions, market price quotations and various assumptions, such as credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, as well as other measurements. In order to be classified as level 2, substantially all of these assumptions would need to be observable in the marketplace or can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate and other debt, including investment grade CDOs primarily collateralized by banking and insurance company trust preferred and capital securities and certain restricted stock.

Level 3 is comprised of financial instruments whose fair value is estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. We consider various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. Included in this category are certain corporate and other debt, including non-rated CDOs primarily collateralized by banking and insurance company trust preferred and capital securities and banking and insurance company trust preferred and capital securities, private equity securities and other investments including limited and general partnership interests. We did not own any other type of CDOs, including those collateralized by mortgage loans, in any period presented herein.

During the quarter ended June 30, 2008, we changed the valuation model utilized to determine the fair value of banking and insurance company trust preferred and capital securities from a securitization simulation model to a market spread model for each of the individual trust preferred and capital securities utilizing credit spreads for new issues and/or secondary market trades for trust preferred and capital securities for issues which were substantially similar to such positions. This change was precipitated by difficulty in obtaining market based information for which to develop inputs for our securitization simulation model as a result of the absence of a single new issue in the first half of 2008. The key market inputs in this method are the discount margins, market spreads applied and the yield expectations for similar instruments.

During the quarter ended December 31, 2008, we changed the valuation methodology utilized to determine fair value of Level 3 non-rated CDOs, which are primarily collateralized by banking and insurance company trust preferred and capital securities from an approach utilizing discounted cash flow models to a market based approach utilizing recently executed transactions of the same or similar financial instruments. This change was precipitated by the continued deteriorating market conditions during the fourth quarter, resulting in defaults and deferrals among many financial instruments within this class of securities.

Fair value of private equity securities and limited and general partnership interests was determined by assessing the underlying investments, expected cash flows and market-based information, such as comparable company transactions, performance multiples and changes in market outlook. Private equity securities and limited and general partnership interests generally trade infrequently.

The variables affecting fair value estimates of these financial instruments can change rapidly and unexpectedly, which could have a significant impact on the fair value estimates of these financial instruments. Results from valuation techniques in one period may not be indicative of future period fair value measurements.

Our Level 3 assets were $82.3 million as of December 31, 2008, which represented approximately 14% of total assets and approximately 63% of total assets measured at fair value. Our Level 3 assets were $171.8 million as of December 31, 2007, which represented approximately 20% of total assets and approximately 45% of total assets measured at fair value.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. When market assumptions are not readily available, management's assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. We use prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from level 1 to level 2, or from level 2 to level 3.

Fair Value of Financial Instruments Control Process

We employ a variety of control processes to validate the fair value of our financial instruments, including those derived from pricing models. Individuals outside of the trading departments obtain independent prices, as appropriate. Where a pricing model is used to determine fair value, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the model. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. These control processes include reviews by personnel with relevant expertise who are independent from the trading desks, including involvement by senior management.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance will be recorded.

As of January 1, 2007 we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,* ("FIN 48"), which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by FIN 48.

Contractual Obligations

Contractual obligations as of December 31, 2008 are as follows (dollars in thousands):

	Payments due by Period				
	Total	**2009**	**2010 - 2011**	**2012 - 2013**	**2014 and thereafter**
Operating lease obligations	$105,537	$14,122	$28,271	$28,521	$34,623

This excludes capital commitments that can be called at any time on private limited partnership interests of $27.4 million, including $10.4 million from an affiliated fund, at December 31, 2008. In addition, the table does not include reserves for income taxes that are not contractual obligations by nature. We cannot determine with any degree of certainty the amount that would be payable or the period of cash settlement to the respective taxing jurisdictions.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of December 31, 2008. However, as described in Item 7A — "*Qualitative and Quantitative Disclosures About Market Risk — Credit Risk*," through indemnification provisions in our clearing agreements with our clearing brokers, customer activities may expose us to off-balance sheet credit risk, which we seek to mitigate through customer screening and collateral requirements.

We are a member of various exchanges that trade and clear securities or futures contracts. As a member of these exchanges, we may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. To mitigate these performance risks, the exchanges often require members to post collateral as well as meet minimum financial standards. While the rules governing different exchange memberships vary, our guarantee obligations generally would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. We have not recorded any contingent liability in our consolidated financial statements for these agreements and believe that any potential requirement to make payments under these agreements is remote.

Recently Issued Accounting Standards, Not Yet Adopted

In March 2008, FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. We expect to adopt SFAS No. 161 in the first quarter of 2009. Since SFAS No. 161 requires additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 is not expected to materially affect the reporting of our financial condition, results of operations or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market Risk

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market making and investment activities. Market risk is inherent in financial instruments.

We trade in equity and debt securities as an active participant in both listed and over the counter markets. We typically maintain securities in inventory to facilitate our market making activities and customer order flow. We may use a variety of risk management techniques and hedging strategies in the ordinary course of our trading business to manage our exposures.

In connection with our sales and trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Management monitors risks in its trading activities by establishing limits for each trading desk and reviewing daily trading results, inventory aging, securities concentrations and ratings. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction bookings. We believe these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The following table sets forth our monthly high, low and average long/short financial instruments owned for the year ended December 31, 2008:

	High	Low	Average
	(dollars in thousands)		
Long Value:			
Equities	$102,941	$41,765	$ 72,984
Corporate and other debt	235,444	53,879	146,347
U.S. Government and agency securities	9,972	—	897
Mortgage backed securities	14,839	—	1,592
Other investments	54,540	34,893	45,271
Short Value:			
Equities	$ 48,061	$ 8,405	$ 30,767
Corporate and other debt	7,034	—	1,799
U.S. Government and agency securities	23,780	—	4,955

Interest Rate Risk

Interest rate risk represents the potential loss from adverse changes in market interest rates. As we may hold debt securities from time to time, we are exposed to interest rate risk arising from changes in the level and volatility of interest rates and in the shape of the yield curve. Interest rate risk is primarily managed through the use of short positions in U.S. Treasury and corporate debt securities.

Credit Risk

We engage in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional investor clients. Our exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to us. Our principal activities are also subject to the risk of counterparty nonperformance. Pursuant to our Clearing Agreements with Pershing LLC, Pershing Securities Limited and Fortis Securities LLC, we are required to reimburse our clearing broker without limit for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. In these situations, we may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. We seek to mitigate the risks associated with sales and trading services through active customer screening and selection procedures and through requirements that clients maintain collateral in appropriate amounts where required or deemed necessary.

Inflation Risk

Because our assets are, to a large extent, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects such expenses as employee compensation and communications charges, which may not be readily recoverable in the prices of services we offer. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our combined financial condition and results of operations in certain businesses.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. We are focused on maintaining our overall operational risk management framework and minimizing or mitigating these risks through continual assessment, reporting and monitoring of potential operational risks.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO FINANCIAL STATEMENTS

Management's Report on Internal Control over Financial Reporting

Management of KBW, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2008, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 was effective.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have material effect on the financial statements.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2008, as stated in its report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
KBW, Inc.:

We have audited KBW, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KBW, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, KBW, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of KBW, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
KBW, Inc.:

We have audited the accompanying consolidated statements of financial condition of KBW, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBW, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KBW, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)"), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 27, 2009

KBW, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition
December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007
ASSETS		
Cash and cash equivalents	$194,981	$194,358
Financial instruments owned, at fair value:		
Equities	41,765	102,966
Corporate and other debt	53,879	224,812
Other investments	34,893	54,515
	130,537	382,293
Securities purchased under resale agreements	—	23,846
Receivables from clearing brokers	130,682	191,234
Accounts receivable	19,391	21,196
Income taxes receivable	33,270	—
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $21,546 in 2008 and $19,259 in 2007	18,895	19,801
Other assets	43,710	31,722
Total assets	$571,466	$864,450
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Securities sold under repurchase agreements	$ —	$ 94,784
Short-term borrowings	31,547	65,099
Financial instruments sold, not yet purchased, at fair value:		
Equities	11,162	48,061
Corporate and other debt	—	5,000
U.S. Government and agency securities	—	23,780
	11,162	76,841
Accounts payable, accrued expenses, and other liabilities	122,070	172,263
Income taxes payable	9,956	7,037
Total liabilities	174,735	416,024
Stockholders' equity:		
Preferred stock	—	—
Common stock	298	293
Paid-in capital	137,618	114,014
Retained earnings	275,019	337,368
Notes receivable from stockholders	(2,225)	(5,254)
Accumulated other comprehensive (loss) / income	(13,979)	2,005
Total stockholders' equity	396,731	448,426
Total liabilities and stockholders' equity	$571,466	$864,450

See accompanying notes to consolidated financial statements.

KBW Inc. and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006
(Dollars in thousands, except per share information)

	2008	2007	2006
Revenues:			
Investment banking	$ 163,664	$ 226,464	$ 210,026
Commissions	192,752	165,803	116,625
Principal transactions, net	(142,962)	(7,520)	45,773
Interest and dividend income	24,687	37,612	26,920
Investment advisory fees	1,197	1,751	5,036
Other	2,879	3,418	2,206
Total revenues	242,217	427,528	406,586
Expenses:			
Compensation and benefits	226,311	257,070	216,518
Occupancy and equipment	19,831	18,722	17,728
Communications and data processing	27,743	24,283	19,465
Brokerage and clearance	24,244	22,967	19,728
Interest	4,603	14,732	11,023
Business development	16,115	16,601	13,218
Other	25,375	23,748	17,257
Total expenses	344,222	378,123	314,937
(Loss) / income before income taxes	(102,005)	49,405	91,649
Income tax (benefit) / expense	(39,656)	22,113	38,365
Net (loss) / income (Note 9)	$ (62,349)	$ 27,292	$ 53,284
Earnings per common share (Note 9):			
Basic	$ (2.02)	$ 0.89	$ 1.94
Diluted	$ (2.02)	$ 0.86	$ 1.93
Weighted average number of common shares outstanding:			
Basic	30,838,361	30,654,058	27,512,023
Diluted	30,838,361	31,561,751	27,565,453

See accompanying notes to consolidated financial statements.

KBW, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
Years ended December 31, 2008, 2007 and 2006
(Dollars in thousands, except per share information)

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance at December 31, 2005	$—	$ 6	$ 27,410	$256,792	$(17,644)	$ (855)	$265,709
Net income (Note 9)	—	—	—	53,284	—	—	53,284
Other comprehensive income, currency translation adjustment	—	—	—	—	—	2,325	2,325
Total comprehensive income	—	—	—	—	—	—	55,609
Purchase of 1,182,328 shares of common stock	—	(12)	(12,206)	—	1,218	—	(11,000)
Issuance of 4,122,482 shares of common stock	—	41	76,808	—	—	—	76,849
Forty-three for one stock split effective November 1, 2006	—	257	(257)	—	—	—	—
Amortization of stock-based compensation	—	—	3,476	—	—	—	3,476
Restricted stock units converted	—	—	(1,175)	—	—	—	(1,175)
Excess net tax benefit related to delivery of restricted stock	—	—	363	—	—	—	363
Repayment of notes receivable from stockholders	—	—	—	—	7,583	—	7,583
Balance at December 31, 2006	—	292	94,419	310,076	(8,843)	1,470	397,414
Net income	—	—	—	27,292	—	—	27,292
Other comprehensive income, currency translation adjustment	—	—	—	—	—	535	535
Total comprehensive income	—	—	—	—	—	—	27,827
Amortization of stock-based compensation	—	—	20,564	—	—	—	20,564
Cancellation of 58,360 shares of restricted stock in satisfaction of withholding tax requirements	—	—	(1,965)	—	—	—	(1,965)
Purchase of 20,812 shares of common stock	—	—	(205)	—	205	—	—
Issuance of 163,244 shares of common stock	—	1	2,641	—	—	—	2,642
Restricted stock units converted	—	—	(1,078)	—	—	—	(1,078)
Stock-based awards vested			(1,564)				(1,564)
Excess tax benefit related to delivery of restricted stock	—	—	1,202	—	—	—	1,202
Repayment of notes receivable from stockholders	—	—	—	—	3,384	—	3,384
Balance at December 31, 2007	—	293	114,014	337,368	(5,254)	2,005	448,426
Net loss	—	—	—	(62,349)	—	—	(62,349)
Other comprehensive loss, currency translation adjustment translation adjustment	—	—	—	—	—	(15,984)	(15,984)
Total comprehensive loss	—	—	—	—	—	—	(78,333)
Amortization of stock-based compensation	—	—	30,540	—	—	—	30,540
Cancellation of 319,359 shares of restricted stock in satisfaction of withholding tax requirements	—	(3)	(7,892)	—	—	—	(7,895)
Purchase of 5,875 shares of common stock	—	—	(60)	—	60	—	—
Issuance of 870,037 shares of common stock	—	8	19,300	—	—	—	19,308
Restricted stock units converted	—	—	(854)	—	—	—	(854)
Stock-based awards vested	—	—	(18,312)	—	—	—	(18,312)
Excess net tax benefit related to delivery of restricted stock	—	—	882	—	—	—	882
Repayment of notes receivable from stockholders	—	—	—	—	2,969	—	2,969
Balance at December 31, 2008	$—	$298	$137,618	$275,019	$ (2,225)	$(13,979)	$396,731

Description of common stock and details:

		Number of Shares		
Par Value	**December 31,**	**Authorized**	**Issued***	**Outstanding***
$0.01	2008	140,000,000	29,833,816	29,833,816
$0.01	2007	140,000,000	29,289,013	29,289,013
$0.01	2006	140,000,000	29,204,941	29,204,941

(*) These share amounts exclude legally vested restricted stock units.

Description of preferred stock and details:

		Number of Shares		
Par Value	**December 31,**	**Authorized**	**Issued**	**Outstanding**
$0.01	2008	10,000,000	—	—
$0.01	2007	10,000,000	—	—
$0.01	2006	10,000,000	—	—

See accompanying notes to consolidated financial statements.

KBW, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2007 and 2006
(Dollars in thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net (loss) / income	$ (62,349)	$ 27,292	$ 53,284
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:			
Non-monetary transaction	—	(6,518)	—
Amortization of stock-based compensation	30,540	20,564	3,476
Depreciation and amortization	4,801	4,895	5,906
Deferred income tax (benefit) expense	(13,158)	(10,125)	330
(Increase) decrease in operating assets:			
Financial instruments owned, at fair value	251,537	(45,038)	55,899
Securities purchased under resale agreements	23,846	38,473	(18,438)
Receivables from clearing brokers	59,828	(5,522)	(94,082)
Accounts receivable	969	4,544	47
Income taxes receivable	(33,270)	—	—
Other assets	972	(9,038)	81
Increase (decrease) in operating liabilities:			
Financial instruments sold, not yet purchased, at fair value	(65,679)	(34,131)	13,973
Securities sold under repurchase agreements	(94,784)	10,248	82,261
Short-term borrowings	(33,552)	36,599	(35,250)
Payable to clearing broker	—	—	(91,977)
Accounts payable, accrued expenses and other liabilities	(47,035)	5,592	36,285
Income taxes payable	2,987	(9,735)	6,707
Net cash provided by operating activities	25,653	28,100	18,502
Cash flows from investing activities:			
Purchase of furniture, equipment and leasehold improvements	(3,719)	(2,545)	(3,442)
Net cash used in investing activities	(3,719)	(2,545)	(3,442)
Cash flows from financing activities:			
Issuance of shares of common stock	142	—	75,674
Purchase of shares of common stock	—	—	(11,000)
Cancellation of restricted stock in satisfaction of withholding tax requirements	(7,895)	(1,965)	—
Excess net tax benefit related to stock-based awards	882	1,202	363
Repayment of notes receivable from stockholders	2,969	3,384	7,583
Net cash (used in) / provided by financing activities	(3,902)	2,621	72,620
Currency adjustment:			
Effect of exchange rate changes on cash	(17,409)	535	2,325
Net increase in cash and cash equivalents	623	28,711	90,005
Cash and cash equivalents at the beginning of the year	194,358	165,647	75,642
Cash and cash equivalents at the end of the year	$194,981	$194,358	$165,647
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 1,419	$ 47,546	$ 29,334
Interest	$ 6,075	$ 14,800	$ 10,743

See accompanying notes to consolidated financial statements.

(1) Organization and Basis of Presentation

The consolidated financial statements include the accounts of KBW, Inc., and its wholly owned subsidiaries (the "Company"), Keefe, Bruyette & Woods, Inc. ("Keefe"), Keefe, Bruyette & Woods Limited ("KBWL"), KBW Asset Management, Inc. ("KBWAM"), and KBW Ventures, Inc. ("Ventures") and FIG Acquisition Corp. Keefe is a regulatory member of the Financial Industry Regulatory Authority ("FINRA") and is principally a broker-dealer in securities and a market-maker in certain financial services stocks and bonds in the United States. KBWL is authorized and regulated by the U.K. Financial Services Authority ("FSA") and a member of the London Stock Exchange, Euronext, SWX Europe and Deutsche Boerse. Keefe's and KBWL's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers and other financial institutions. Keefe has clearing arrangements with Pershing LLC and Fortis Securities LLC on a fully disclosed basis. KBWL has a clearing arrangement with Pershing Securities Limited on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its consolidated subsidiaries. All inter-company transactions and balances have been eliminated.

The Company consolidates entities for which it has a controlling financial interest as defined in Financial Accounting Standards Board ("FASB") Accounting Research Bulletin No. ARB 51, *Consolidated Financial Statements*. The usual condition for a controlling financial interest is ownership of a majority voting interest. As a result, the Company generally consolidates entities when they have ownership, directly or indirectly, of over 50 percent of the outstanding voting shares of another entity. Since a controlling financial interest may be achieved through arrangements that do not involve voting interest, the Company also evaluates entities for consolidation under the "variable interest model" in accordance with FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities — an interpretation of ARB No. 51*. The Company consolidates variable interest entities when its interests in the entity are expected to absorb a majority the entity's expected losses, or expected residual returns, or both. There were no variable interest entities that required consolidation at December 31, 2008.

In addition, the Company evaluates its investments in general partnerships and investments in limited partnerships under Emerging Issues Task Force 04-5 ("EITF 04-5"), *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*. Under EITF 04-5 the general partners in limited partnerships are presumed to control unless the limited partners have either a substantial ability to dissolve the limited partnership or otherwise can remove the general partner without cause or have substantial participating rights.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and these footnotes including securities valuations, compensation and income tax accruals and other matters. Management believes that the estimates used in preparing the Company's consolidated financial statements are reasonable. Actual results may differ from these estimates.

(Dollars in thousands, except share information)

(c) Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less when purchased. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(d) Fair Value of Financial Instruments

The Company elected to early adopt Statements of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, as of January 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date". Additionally, SFAS No. 157 disallows the use of block discounts on positions traded in an active market as well as nullifies certain guidance in Emerging Issues Task Force No. 02-3 regarding the recognition of inception gains on certain derivative transactions.

Under SFAS No. 157, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying consolidated statements of operations. Financial assets and financial liabilities carried at contract amounts include receivables from clearing brokers, securities purchased under resale agreements, short-term borrowings and securities sold under repurchase agreements. See Note 3 of the Notes to Consolidated Financial Statements for additional discussion of SFAS No. 157.

The Company adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"), as of January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election, on an instrument-by-instrument basis, either at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Such election must be applied to the entire instrument and not only a portion of the instrument. The Company applies the fair value option for certain eligible instruments, including certain private equity securities and limited partnership interests. Generally, the carrying values of these securities have been determined based on company performance and, in those instances where market values are readily ascertainable, by reference to recent significant events occurring in the marketplace or quoted market prices. The Company's partnership interests are generally recorded at fair value, which may consider information provided by general partners. These instruments had been accounted for by the Company at fair value prior to the adoption of SFAS No. 159 in accordance with the *AICPA Audit and Accounting Guide — Brokers And Dealers In Securities*. Therefore, there was no transition adjustment recorded to opening retained earnings related to these investments.

(e) Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions. The assets and liabilities that result from these agreements are recorded in the consolidated statements of financial condition at the amounts at which the securities were sold or purchased (contract value), respectively. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

There were no resale agreements as of December 31, 2008. The market value of collateral accepted by the Company under resale agreements was $23,795 as of December 31, 2007.

(f) Receivables From and Payable to Clearing Brokers

Receivables from and payable to clearing brokers include proceeds from securities sold including financial instruments sold not yet purchased, commissions related to securities transactions, margin loans and related interest and deposits with clearing brokers. Proceeds related to financial instruments sold not yet purchased may be restricted until the securities are purchased.

(g) Furniture, Equipment and Leasehold Improvements

Furniture and equipment are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(h) Revenue Recognition

Investment Banking

The Company earns fees for providing strategic advisory services in mergers and acquisitions ("M&A") and other transactions which are predominantly composed of fees based on a successful completion of a transaction, and from capital markets, which is comprised of underwriting securities' offerings and arranging private placements, including securitized debt offerings.

Strategic advisory revenues are recorded when earned, the fees are determinable and collection is reasonably assured.

Capital markets revenue consists of:

- Underwriting revenues are recognized on trade date, net of related syndicate expenses, at the time the underwriting is completed. In syndicated underwritten transactions, management estimates the Company's share of transaction-related expenses incurred by the syndicate, and the Company recognizes revenue net of such expense. On final settlement, the Company adjusts these amounts to reflect the actual transaction-related expenses and resulting underwriting fee.
- Private placement revenues are recorded when the services related to the underlying transaction are completed under the terms of the engagement. This is generally the closing date of the transaction.

Since the Company's investment banking revenues are generally recognized at the time of completion of each transaction or the services to be performed, these revenues typically vary between periods and may be considerably affected by the timing of the closing of significant transactions.

Commissions

The Company's sales and trading business generates revenue from equity securities trading commissions paid by institutional investor customers. Commissions are recognized on a trade date basis.

Principal transactions

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value are recorded on a trade-date basis with realized and unrealized gains and losses reflected in principal transactions, net in the consolidated statements of operations.

Interest and dividend income

The Company recognizes contractual interest on financial instruments owned at fair value on an accrual basis as a component of interest and dividend income. Dividend income is recognized on the ex-dividend date.

(i) Securitization Activities

The Company has transactional activities with trusts established for its structured finance products. The Company has temporarily warehouse securities and has occasionally sold capital securities to these trusts. In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125*, the Company recognized such transfers of these warehouse securities as sales, provided control has been relinquished. Control is considered to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (in which case true-sale opinions are obtained), (ii) the transferee has the right to pledge or exchange the assets received, and (iii) the transferor has not maintained effective control over the transferred assets (e.g. a unilateral ability to repurchase a unique or specific asset).

(j) Stock-Based Compensation

Stock-based compensation is measured at fair value on the date of grant and amortized to compensation expense over the requisite service period, net of estimated forfeitures. Stock-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately on the date of grant. Withholding tax obligations may be satisfied by the repurchase of shares by the Company. Such shares are cancelled upon repurchase.

(k) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance will be recorded.

As of January 1, 2007 the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,* ("FIN 48"), which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by FIN 48.

(l) Earnings Per Share ("EPS")

Basic EPS is computed by dividing net income by the weighted average number of common shares. The weighted average number of common shares outstanding include restricted stock units ("RSUs") for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, give effect to dilutive potential common shares related to stock compensation plans.

(m) *Foreign Currency Translation*

The Company translates the statements of financial condition of KBWL at the exchange rates in effect as of the end of each reporting period. The consolidated statements of operations are translated at the average rates of exchange during the year. The resulting translation adjustments of KBWL are recorded directly to accumulated other comprehensive income (loss) in the consolidated statements of changes in stockholders' equity.

(n) *Contributions*

Contributions are recorded when the conditions on which they depend are substantially met in accordance with SFAS No. 116, *Accounting For Contributions Received and Contributions Made.*

(3) Financial Instruments

The Company elected to early adopt SFAS No. 157, *Fair Value Measurements*, as of January 1, 2007. SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the consolidated statements of financial condition.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, primarily market and income approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information set forth below according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities. This category also includes U.S. Government and agency securities for which the Company typically receives independent external valuation information.

Level 2 includes those financial instruments that are valued using multiple valuation techniques, primarily the market approach. The valuation methodologies utilized are calibrated to observable market inputs. The Company considers recently executed transactions, market price quotations and various assumptions, including credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or can be derived from

(Dollars in thousands, except share information)

observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate and other debt, including investment grade collateralized debt obligations ("CDOs") primarily collateralized by banking and insurance company trust preferred and capital securities, as well as certain restricted stock.

Level 3 is comprised of financial instruments whose fair value is estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies may utilize significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. Included in this category are certain corporate and other debt, including non-rated CDOs primarily collateralized by banking and insurance company trust preferred and capital securities and bank and insurance company trust preferred and capital securities, and other investments, including private equity securities and limited and general partnership interests. The Company did not own any other type of CDOs, including those collateralized by mortgage loans, in any period presented herein.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value:				
Equities	$19,169	$ 7,031	$14,722	$ 40,922
Corporate and other debt	—	21,191	32,688	53,879
Other investments	—	—	34,893	34,893
Total non derivative trading assets	19,169	28,222	82,303	129,694
Derivative financial instruments	843	—	—	843
Total financial instruments owned	$20,012	$28,222	$82,303	$130,537

Liabilities at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value:				
Equities	$10,701	$—	$—	$10,701
Total non derivative trading liabilities	10,701	—	$—	10,701
Derivative financial instruments	461	—	—	461
Total financial instruments sold, not yet purchased	$11,162	$—	$—	$11,162

(Dollars in thousands, except share information)

Assets at Fair Value as of December 31, 2007

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value:				
Equities	$76,581	$ 2,741	$ 23,541	$102,863
Corporate and other debt	—	131,052	93,760	224,812
Other investments	—	—	54,515	54,515
Total non derivative trading assets	76,581	133,793	171,816	382,190
Derivative financial instruments	103	—	—	103
Total financial instruments owned	$76,684	$133,793	$171,816	$382,293

Liabilities at Fair Value as of December 31, 2007

	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value:				
Equities	$47,983	$ —	$—	$47,983
Corporate and other debt	—	5,000	—	5,000
U.S. Government and agency securities	23,780	—	—	23,780
Total non derivative trading liabilities	71,763	5,000	—	76,763
Derivative financial instruments	78	—	—	78
Total financial instruments sold, not yet purchased	$71,841	$5,000	$—	$76,841

The non-derivative trading assets/liabilities categories include financial instruments such as listed equities, U.S. Treasuries, other U.S. Government and agency securities, corporate and other debt, limited and general partnership interests and private equity securities. They are reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the Company's consolidated statements of financial condition.

The derivative financial instruments were reported on a gross basis by level. The Company's derivative activities included in financial instruments owned and financial instruments sold, not yet purchased consist of writing and purchasing listed equity options. The fair value of the individual derivative contracts were reported gross in their respective levels based on the fair value hierarchy.

The following tables provides a reconciliation of the beginning and ending balances for the non-derivative trading assets measured at fair value using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2008 and 2007:

	Balance as of December 31, 2007	Total Gains and (Losses) (Realized and Unrealized)	Purchases/ (Sales), Net	Transfers (out) of Level 3	Balance as of December 31, 2008	Changes in Unrealized Gains and (Losses) Included in Earnings Related to Assets Still Held at Reporting Date
Non-derivative trading assets	$171,816	$(81,049)	$(2,363)	$(6,101)	$82,303	$(69,814)

(Dollars in thousands, except share information)

	Balance as of December 31, 2006	Total Gains and (Losses) (Realized and Unrealized)	Purchases/ (Sales), Net	Transfers in/(out) of Level 3	Balance as of December 31, 2007	Changes in Unrealized Gains and (Losses) Included in Earnings Related to Assets Still Held at Reporting Date
Non-derivative trading assets	$56,227	$(2,388)	$23,832	$94,145	$171,816	$(1,814)

Total gains and losses represent the total gains and/or losses (realized and unrealized) recorded for the Level 3 assets and are reported in principal transactions, net in the accompanying consolidated statements of operations. Additionally, the change in the unrealized gains and losses were often offset by realized gains and losses during the period.

Purchases/sales represent the net amount of Level 3 assets that were either purchased or sold during the period. The amounts were recorded at their transaction values.

Transfers out of Level 3 represent existing financial assets that were previously categorized at a higher level. Transfers into or out of Level 3 result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets. Transfers are reported at their fair value as of the beginning of the month in which such changes in the fair value inputs occur.

The amount of unrealized gains and losses included in earnings attributable to the change in unrealized gains and losses relating to Level 3 assets still held at the end of the period were reported in principal transactions, net in the accompanying consolidated statements of operations. The change in unrealized gains and losses were often offset, at least in part, by realized gains and losses during the period.

(4) Short-Term Borrowings

The Company obtains secured short-term borrowings primarily through bank loans. The short-term borrowings average balances for the years ended December 31, 2008 and 2007 were $52,924 and $43,886, respectively. Secured short-term borrowings were $31,547 at the rate in effect of 1.63% as of December 31, 2008, and $65,099 at the rate in effect of 3.81% as of December 31, 2007, respectively. Included in financial instruments owned as of December 31, 2008 and 2007 were $31,064 and $83,750, respectively, of corporate bonds in which the lender has a security interest in connection with short-term borrowings.

(5) Commitments and Contingencies

(a) Leases

The Company leases its headquarters and other office locations under non-cancelable lease agreements which expire between 2009 and 2016. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals. As part of a lease agreement, the Company provided a letter of credit in the amount of $3,530.

(Dollars in thousands, except share information)

Future minimum lease payments as of December 31, 2008 are as follows:

	Lease Payments
Year:	
2009	$ 14,122
2010	14,168
2011	14,103
2012	14,310
2013	14,211
Thereafter	34,623
Total	$105,537

Rent expense for the years ended December 31, 2008, 2007 and 2006 aggregated $12,530, $11,238 and $11,510, respectively.

(b) Litigation

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. At December 31, 2008, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established in accordance with SFAS No. 5, *Accounting for Contingencies.* Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

On January 12, 2009, Frederick J. Grede, as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc., filed a lawsuit in the United States District Court for the Northern District of Illinois against Keefe and against Delores, E. Rodriguez; Barry C. Mohr, Jr.; and Jacques De Saint Phalle (all former employees of Keefe) and Cohen & Company Securities, LLC. Ms. Rodriguez and Mr. Mohr were employed by Cohen & Company subsequent to being employed by Keefe and the complaint relates to activities by them at both Keefe and their subsequent employer.

The complaint alleges that Keefe recommended and sold to Sentinel Management Group structured finance products that were unsuitable for purchase. The complaint alleges the following causes of action against Keefe, aiding and abetting breach of fiduciary duty by an officer and director of Sentinel; commercial bribery; violations of federal and state securities laws; violation of the Illinois Consumer Fraud Act; negligence; unjust enrichment; and avoidance and recovery of fraudulent transfers. The complaint specifies that Sentinel sustained a loss associated with the sale of securities sold by Keefe of $4,920, however various causes of action in the complaint seek to recover amounts substantially in excess of that amount up to an amount in excess of $130,000 representing amounts paid for all securities purchased from Keefe regardless of suitability or whether there were losses on these securities. Keefe has not yet responded to the complaint but believes the claims are without merit and will defend these claims vigorously.

(c) Limited Partnership Commitments

As of December 31, 2008, the Company had approximately $27,365, including $10,393 to an affiliated fund, in outstanding commitments for additional funding to limited partnership investments.

(Dollars in thousands, except share information)

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the consolidated financial statements. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will record a trading loss if the market value of the securities increases subsequent to the consolidated financial statements date.

(a) Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(b) Derivative Financial Instruments

The Company's derivative activities consist of writing and purchasing listed equity options and futures on interest rate and currency products for trading purposes and are included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value in the accompanying consolidated statements of financial condition. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk since they obligate the Company (not its counterparty) to perform.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the consolidated statements of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

A summary of the Company's listed options and futures contracts is as follows:

	Current Notional Value	Average Fair Value	End of Period Fair Value
December 31, 2008:			
Purchased options	$7,721	$557	$843
Written options	$6,100	$344	$461
Short futures contracts	$ —	$ —	$ —
December 31, 2007:			
Purchased options	$1,100	$101	$103
Written options	$2,600	$100	$ 78
Short futures contracts	$3,923	$ —	$ —

(Dollars in thousands, except share information)

(7) Concentrations of Credit Risk

The Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(8) Notes Receivable from Stockholders

Notes receivable from stockholders represent full recourse notes issued to employees for their purchases of stock acquired pursuant to the Company's book value stock purchase plan. Loans are payable in annual installments and bear interest between 3.16% and 5.0% per annum.

(9) Common Stock

Prior to the completion of the IPO and termination of the 2005 Amended and Restated Stockholders' Agreement, common stock was considered mandatorily redeemable and the amounts classified as stockholders' equity were previously classified as a liability captioned as mandatorily redeemable common stock. Amounts classified as net income were previously classified as net income available to mandatorily redeemable common stockholders. Earnings per share were previously classified as net income available to mandatorily redeemable common stockholders per share.

(10) Securitization Activities

The Company had transactional activities with trusts relating to its structured finance products known as PreTSLs™. PreTSLs™ are collateralized debt obligations that are typically backed by a combination of capital securities issued by banks and insurance companies. The Company's primary role as it relates to its PreTSL™ product is to act as structuring and placement agent, broker and market maker. Fees associated with securitizations are reflected in investment banking in the accompanying consolidated statements of operations. The Company may temporarily warehouse securities and occasionally sells capital securities to the trusts, generally at par. The Company does not maintain effective control over these assets upon sale to the trusts. There were no securitization activities during 2008. The Company sold $150,500 of capital securities to trusts during 2007. The aggregate amount with respect to these structured transactions in which the Company participated in was in excess of $2,600,000 during 2007.

(11) Non-Monetary Transaction

The Company received cash and warrants exercisable in common stock as advisory fees in connection with the closing of a private placement transaction during the year ended 2007. The warrants received were measured at fair value on the closing date of the transaction. The Company recorded investment banking revenues of $6,518 for the year ended December 31, 2007 as a result of this non-monetary transaction. Shortly after the closing of the private placement transaction, the Company exercised these warrants and received common stock.

(Dollars in thousands, except share information)

(12) Stock-Based Compensation

At December 31, 2008, the Company had two types of stock-based compensation arrangements: the 2006 Equity Incentive Plan (the "Plan") and restricted stock units ("RSUs").

2006 Equity Incentive Plan: The Plan permits the granting of up to 6,150,000 shares of common stock. Restricted stock awards ("RSAs") have been granted under the Plan, primarily in connection with the Company's regular compensation and hiring process and its IPO in 2006. Each RSA is one actual share of common stock issued at no cost to the participant and is restricted. RSAs generally vest ratably over a three or four year period from the grant date. Vesting would accelerate on a change in control, death or permanent disability. Unvested RSAs are subject to forfeiture upon termination of employment or retirement. There have been no modifications in terms with respect to RSAs granted.

The following tables set forth activity and related weighted average grant date fair value of the Company's RSAs awarded under the Plan as of December 31, 2008:

	Year Ended December 31, 2008	Weighted Average Grant Date Fair Value
Restricted stock awards:		
Share balance, beginning of year	3,023,825	$22.89
Grants	1,137,111	$28.43
Forfeited	(263,807)	$24.00
Vested	(769,277)	$23.80
Share balance, end of year	3,127,852	$24.59

	Year Ended December 31,		
	2008	2007	2006
Restricted stock awards:			
Share balance, beginning of year	3,023,825	2,592,100	—
Grants	1,137,111	626,393	2,592,200
Forfeited	(263,807)	(144,643)	(100)
Vested	(769,277)	(50,025)	—
Share balance, end of year	3,127,852	3,023,825	2,592,100

The Company granted 1,137,111 RSAs during 2008, 626,393 RSAs during 2007 and 2,592,200 RSAs during 2006 at a total fair value of $32,324, $19,481 and $54,436, respectively. The total grant date fair value of RSAs vested in 2008 and 2007 was $18,312 and $1,564, respectively. No RSAs vested prior to 2007.

Compensation expense equivalent to the grant date fair value per share is recognized by the Company over the requisite service period, which is generally the vesting period. Compensation expense recognized related to the granting of RSAs for the years ended December 31, 2008, 2007, and 2006 was $30,530, $20,135 and $1,882, respectively.

Restricted Stock Units: Prior to the adoption of the Plan, RSUs were authorized and granted pursuant to commitments made in connection with employment of certain employees. Each RSU represents the right to receive one share of common stock at no cost to the employee and generally vests ratably over a three-year period from the grant date. Vesting would accelerate on a change in control, death or permanent disability. Upon vesting, RSUs can be converted into common stock unless conversion is deferred by the employee.

(Dollars in thousands, except share information)

Unvested RSUs are subject to forfeiture upon termination of employment. There have been no modifications in terms with respect to RSUs granted.

The following tables set forth activity relating to the Company's RSUs s of December 31, 2008:

	Year Ended December 31, 2008		Weighted Average Grant Date Fair Value	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Restricted stock units:				
Balance, beginning of year	3,698	1,432,631	$9.98	$6.80
Vested	(3,698)	3,698	9.98	9.98
Converted and redeemed	—	(95,331)	—	8.96
Balance, end of year	—	1,340,998	$ —	$6.66

	Year Ended December 31,		
	2008	2007	2006
Restricted stock units:			
Balance, beginning of year	1,436,329	1,549,548	1,751,003
Grants	—	—	3,698
Forfeited	—	—	—
Converted and redeemed	(95,331)	(113,219)	(205,153)
Balance, end of year	1,340,998	1,436,329	1,549,548

RSUs were not granted in 2008 and 2007. During 2006, the Company granted 3,698 of RSUs at a total fair value of $37. The total fair value of RSUs vested in 2008 was $37. The fair value of RSUs converted and redeemed in 2008 was $854. Compensation expense equivalent to the grant date fair value is recognized by the Company over the requisite service period, which is generally the vesting period. Associated compensation expense recognized was $10, $429 and $1,594 for the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, the compensation cost related to the unvested RSAs was $44,228, which will be recognized in future years, primarily 2009, 2010, and 2011. The weighted average period related to these stock compensation expenses yet to be recognized was 1.4 years for RSAs. There were no unvested RSUs as of December 31, 2008.

In order to satisfy the redemption of RSUs and the delivery of RSAs, the Company may issue shares from previously un-issued shares.

Prior to the adoption of SFAS 123(R), we presented all tax benefits resulting from share-based compensation as cash flows from operating activities in the consolidated statements of cash flows. SFAS 123(R) requires cash flows resulting from tax deductions in excess of the grant-date fair value of share-based awards to be included in cash flows from financing activities. Accordingly, we reflected the excess tax benefit of $882 and $1,202 related to share-based compensation in cash flows from financing activities in 2008 and 2007, respectively.

(Dollars in thousands, except share information)

(13) Employee Profit-Sharing and Retirement Plan

The Company has a defined contribution profit-sharing and retirement plan (the "Retirement Plan") covering employees who meet certain eligibility requirements. Contributions are generally funded annually. The Company's profit sharing contribution to the Retirement Plan, which is voluntary, was $195, $2,941 and $5,038, in 2008, 2007 and 2006, respectively, and is included in compensation and benefits expense in the accompanying consolidated statements of operations. The Retirement Plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Retirement Plan is determined based on three percent of employees' total compensation. The 401(k) portion expense, which is included in employee compensation and benefits expense in the accompanying consolidated statements of operations, was $2,405, $2,196 and $1,869, for the years ended December 31, 2008, 2007 and 2006, respectively.

(14) Earnings Per Share

The computations of basic and diluted earnings per share are set forth below:

	Years Ended December 31,		
	2008	2007	2006
Numerator for basic and diluted EPS — net (loss)/income	$ (62,349)	$ 27,292	$ 53,284
Denominator for EPS — weighted average number of common shares outstanding*:			
Basic	30,838,361	30,654,058	27,512,023
Effect of dilutive securities — restricted stock	—	907,693	53,430
Diluted	30,838,361	31,561,751	27,565,453
Earnings per common share*:			
Basic	$ (2.02)	$ 0.89	$ 1.94
Diluted	$ (2.02)	$ 0.86	$ 1.93

* In accordance with SFAS No. 128, as a result of a net loss, basic and diluted common shares outstanding were equal for the twelve months ended December 31, 2008.

(Dollars in thousands, except share information)

(15) Income Taxes

Income tax included in the consolidated statements of operations represent the following:

	Current	Deferred	Total
Year ended December 31, 2008			
U.S. Federal	$(27,798)	$ (2,388)	$(30,186)
State and Local	131	(10,086)	(9,955)
Non-U.S.	1,169	(684)	485
	$(26,498)	$(13,158)	$(39,656)
Year ended December 31, 2007			
U.S. Federal	$ 22,359	$ (6,909)	$ 15,450
State and Local	8,475	(2,505)	5,970
Non-U.S.	1,404	(711)	693
	$ 32,238	$(10,125)	$ 22,113
Year ended December 31, 2006			
U.S. Federal	$ 26,400	$ 590	$ 26,990
State and Local	10,560	260	10,820
Non-U.S.	1,075	(520)	555
	$ 38,035	$ 330	$ 38,365

The difference between the statutory federal tax rate of 35% and the effective tax rate is summarized below:

	2008		2007		2006	
	Amount	Percentage of Pretax Earnings	Amount	Percentage of Pretax Earnings	Amount	Percentage of Pretax Earnings
Computed "expected" tax provision	$(35,702)	(35.0)%	$17,292	35.0%	$32,077	35.0%
Non-U.S. tax rate differential	(99)	(0.1)	(70)	(0.1)	(80)	(0.1)
State and local taxes, net of related Federal income tax benefit	(6,471)	(6.3)	3,881	7.9	7,033	7.7
Permanent differences	2,616	2.5	1,010	2.0	(665)	(0.7)
	$(39,656)	(38.9)%	$22,113	44.8%	$38,365	41.9%

The provision / (benefit) for income taxes resulted in effective rates of (38.9)%, 44.8% and 41.9% for 2008, 2007 and 2006, respectively. The change in the effective rate in 2008 compared to 2007 is due primarily to permanent differences which reduce the tax benefit in a loss period. The increase in the effective rate from 2007 compared to 2006 was due primarily to a reduction in the level of pre-tax earnings which increased the impact of certain permanent differences.

Income tax benefits related to employee stock compensation plans of $882, $1,202 and $363 in 2008, 2007 and 2006, respectively, were allocated to additional paid-in capital.

Deferred income taxes are provided for the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Net deferred tax assets are included in other assets in the consolidated statement of financial condition.

(Dollars in thousands, except share information)

The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets:		
Employee compensation and benefits	$15,815	$13,257
Legal contingencies	688	298
Financial instruments owned, at fair value	5,062	—
State NOL carryover	5,437	—
Other	594	158
Total deferred tax assets	27,596	13,713
Deferred tax liabilities:		
Accumulated depreciation and amortization of furniture, equipment and leasehold improvements	(1,297)	(849)
Financial instruments owned, at fair value	—	(1,818)
Total deferred tax liabilities	(1,297)	(2,667)
Net deferred tax assets	$26,299	$11,046

The Company has permanently reinvested earnings in its foreign subsidiary. At December 31, 2008, $4,516 of accumulated earnings were permanently reinvested. At current tax rates, additional Federal income taxes (net of available tax credits) of approximately $439 would become payable if such income were to be repatriated.

At December 31, 2008, the Company has net operating loss carryovers for state and local purposes of approximately $80,000 which are available to offset future state and local income and which expire over varying periods from 2013 through 2028.

Management believes that realization of the deferred tax assets is more likely than not based upon prior years' taxable income, the reversal of taxable temporary differences and anticipated future taxable income. No valuation allowances were recorded against deferred tax assets at December 31, 2008 and 2007.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 prescribes the recognition and measurement criteria related to tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company had no cumulative effect of adopting FIN 48, and therefore, no adjustment was recorded to retained earnings upon such adoption.

The Company had net unrecognized tax benefits, including interest, of approximately $7,493 as of December 31, 2008, all of which, if recognized, would affect the rate. It is unlikely that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months. The gross unrecognized tax benefits, excluding interest, consist of the following components.

	Amount
Balance as of January 1, 2008	$7,251
Additions based upon current year tax positions	356
Additions for prior years tax positions	20
Balance as of December 31, 2008	$7,627

(Dollars in thousands, except share information)

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes, and the Company continued this classification upon the adoption of FIN 48. The total amount of interest related to tax uncertainties recognized in the statement of income for the period ended December 31, 2008 was $962. The total amount of accrued interest related to uncertain tax positions was $2,255 as of December 31, 2008.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions.

For federal tax purposes, years beginning after 2004 are still open to examination. For state and local tax purposes, years beginning after 2003 are still open to examination in all state and local jurisdictions, except New York State. The New York State returns are currently under examination for the 2002-2007 tax years. The New York City returns are currently under examination for the 2004-2005 tax years. Further, it is not anticipated that the unrecognized tax benefits will significantly change over the next twelve months.

(16) Industry Segment Data

The Company follows the provisions of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, in disclosing its business segments. Pursuant to that statement, an entity is required to determine its business segments based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. Based upon these criteria, the Company has determined that its entire business should be considered a single segment. There were no individual customers which contributed more than 10% to the Company's total revenues.

(17) Recent Accounting Developments

In March 2008, FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. The Company expects to adopt SFAS No. 161 in the first quarter of 2009. Since SFAS No. 161 requires additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 is not expected to materially affect the Company's reporting of its financial condition, results of operations or cash flows.

(18) Net Capital Requirement

Keefe is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Keefe has elected to use the basic method to compute net capital as permitted by the Net Capital Rule, which requires Keefe to maintain minimum net capital, as defined, of $7,530 as of December 31, 2008. These rules also require Keefe to notify and sometimes obtain approval from FINRA for significant withdrawals of capital.

	December 31, 2008
Net Capital	$101,324
Excess net capital	$ 93,794

KBWL is an investment firm authorized and regulated by the FSA in the United Kingdom and is subject to the capital requirements of the FSA. As of December 31, 2008, KBWL was in compliance with its local capital adequacy requirements. At December 31, 2008, KBWL's financial resources of approximately $31,336 exceeded the financial resources requirement by approximately $23,513.

(Dollars in thousands, except share information)

(19) Selected Quarterly Financial Information (Unaudited)

The following tables summarize the quarterly statements of operations for the years ended December 31, 2008 and 2007:

2008	First	Second	Third	Fourth
Revenues	$ 74,852	$ 71,171	$ 53,635	$ 42,559
Net loss	$ (7,499)	$ (9,738)	$ (23,000)	$ (22,112)
Earnings per share(*):				
Basic	$ (0.24)	$ (0.32)	$ (0.75)	$ (0.71)
Diluted	$ (0.24)	$ (0.32)	$ (0.75)	$ (0.71)
Average shares outstanding:				
Basic	30,735,039	30,800,637	30,794,738	31,021,496
Diluted	30,735,039	30,800,637	30,794,738	31,021,496

2007	First	Second	Third	Fourth
Revenues	$ 101,279	$ 119,752	$ 101,135	$ 105,362
Net income	$ 7,720	$ 10,395	$ 5,535	$ 3,642
Earnings per share(*):				
Basic	$ 0.25	$ 0.34	$ 0.18	$ 0.12
Diluted	$ 0.24	$ 0.33	$ 0.18	$ 0.11
Average shares outstanding:				
Basic	30,640,736	30,603,734	30,665,945	30,704,979
Diluted	31,525,629	31,543,189	31,546,276	31,734,882

* Summation of the quarters' earnings per share may not equal the annual amounts due to the averaging effect of the number of shares outstanding throughout each respective year.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer (our principal executive officer and principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting and the attestation report of our independent registered public accounting firm are contained in Part II, Item 8 of this report and are incorporated herein by reference.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Information with respect to this item will be contained in the Proxy Statement for the 2009 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. ***Executive Compensation.***

Information with respect to this item will be contained in the Proxy Statement for the 2009 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information with respect to this item will be contained in the Proxy Statement for the 2009 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions and Director Independence.***

Information with respect to this item will be contained in the Proxy Statement for the 2009 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

Information with respect to this item will be contained in the Proxy Statement for the 2009 Annual Meeting of Stockholders, which is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Documents filed as part of this Form 10-K:

1. Consolidated Financial Statements

The consolidated financial statements required to be filed in the Form 10-K are listed on the pages below. The required financial statements appear on pages 53 through 74 herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2. Financial Statement Schedules

Separate financial statement schedules have been omitted either because they are not applicable or because the required information is included in the consolidated financial statements.

3. Exhibits

See the Exhibit Index beginning on page E-1 for a list of the exhibits being filed or furnished with or incorporated by reference into this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2009

KBW, INC.

By: /s/ John G. Duffy

Name: John G. Duffy
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Date: February 27, 2009

Signature	Title
/s/ JOHN G. DUFFY John G. Duffy	Director, Chairman and Chief Executive Officer (principal executive officer)
/s/ ROBERT GIAMBRONE Robert Giambrone	Chief Financial Officer (principal financial and accounting officer)
/s/ ANDREW M. SENCHAK Andrew M. Senchak	Director
/s/ THOMAS B. MICHAUD Thomas B. Michaud	Director
/s/ DANIEL M. HEALY Daniel M. Healy	Director
/s/ CHRISTOPHER M. CONDRON Christopher M. Condron	Director
/s/ JAMES K.SCHMIDT James K.Schmidt	Director
/s/ MICHAEL J. ZIMMERMAN Michael J. Zimmerman	Director

(This page intentionally left blank)

EXHIBIT INDEX

3.1	Second Amended and Restated Certificate of Incorporation of KBW, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2007 filed on November 13, 2007).
3.2	Second Amended and Restated Bylaws of KBW, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's current report on Form 8-K filed October 22, 2008).
4.1	Specimen Common Stock Certificate of KBW, Inc. (incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
4.2	Second Amended and Restated Stockholders' Agreement (incorporated by reference to Exhibit 4.1 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2006 filed on December 15, 2006).
10.1†	KBW, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2006 filed on December 15, 2006).
10.2	Fully Disclosed Clearing Agreement, dated as of October 22, 1992, between Pershing LLC and Keefe, Bruyette & Woods, Inc., as amended (incorporated by reference to Exhibit 10.3 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.3	Fully Disclosed Clearing Agreement, dated as of February 28, 2005, between Fortis Securities LLC and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.4 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.4	Agreement of Lease, dated November 12, 2002, between the Equitable Life Assurance Society of the United States, ELAS Securities Acquisition Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.5	First Amendment to Lease, dated September 6, 2003, between the Equitable Life Assurance Society of the United States, ELAS Securities Acquisition Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.6 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.6	Second Amendment to Lease, dated September 6, 2004, between the Equitable Life Assurance Society of the United States, ELAS Securities Acquisition Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.7 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.7	Sublease between Keefe, Bruyette & Woods, Inc. and National Financial Partners Corp., dated as of August 31, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K, filed on September 7, 2007).
10.8†	KBW, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2006 filed on December 15, 2006).
10.9†	KBW, Inc. 2008 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Registrant's current report on 8-K filed June 9, 2008).
10.10†	Form of Restricted Stock Award Agreement for Awards under the 2006 Equity Incentive Plan in connection with the IPO (incorporated by reference to Exhibit 10.8 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2006, filed on March 30, 2007).
10.11†	Form of Restricted Stock Award Agreement for February 2007 awards under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2006, filed on March 30, 2007).
10.12†	Form of Restricted Stock Award Agreement for February 2008 awards under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2007, filed on February 28, 2008).
10.13*†	Form of Restricted Stock Award Agreement for February 2009 awards under the 2006 Equity Incentive Plan.
10.14*†	Amended and Restated Employment Agreement with John G. Duffy and KBW, Inc., dated as of December 31, 2008.

10.15*†	Amended and Restated Employment Agreement with Thomas B. Michaud and KBW, Inc., dated as of December 31, 2008.
10.16*†	Amended and Restated Employment Agreement with Andrew M. Senchak and KBW, Inc., dated as of December 31, 2008.
10.17*†	Amended and Restated Change of Control Agreement with Robert Giambrone and KBW, Inc., dated as of December 31, 2008.
10.18*†	Amended and Restated Change of Control Agreement with Mitchell B. Kleinman and KBW, Inc., dated as of December 31, 2008.
11	Statement regarding computation of per share earnings. (The calculation of per share earnings is in Part II, Item 8, Note 14 to the Consolidated Financial Statements (Earnings Per Share) and is omitted here in accordance with Section(b)(11) of Item 601 of Regulation S-K).
21.1*	List of Subsidiaries of KBW, Inc.
23.1*	Consent of KPMG LLP.
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Indicates a management contract or compensatory arrangement

* Filed herewith

Exhibit 31.1

Chief Executive Officer Certification

I, John G. Duffy, certify that:

1. I have reviewed this Annual Report on Form 10-K of KBW, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ JOHN G. DUFFY

John G. Duffy
Chief Executive Officer

Date: February 27, 2009

Exhibit 31.2

Chief Financial Officer Certification

I, Robert Giambrone, certify that:

1. I have reviewed this Annual Report on Form 10-K of KBW, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ ROBERT GIAMBRONE

Robert Giambrone
Chief Financial Officer

Date: February 27, 2009

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of KBW, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission (the "Report"), I, John G. Duffy, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN G. DUFFY

John G. Duffy
Chief Executive Officer

Dated: February 27, 2009

* The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of KBW, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission (the "Report"), I, Robert Giambrone, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT GIAMBRONE

Robert Giambrone
Chief Financial Officer

Dated: February 27, 2009

* The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

MORE INFORMATION

Investor Relations
Inquiries should be directed to Alan Oshiki with Investor Relations via email at kbw.inv.relations@kbw.com, or by phone at 866 529 2339.

Stock Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Toll Free: 877 897 6894
International: 201 680 6685
TTY# hearing impaired: 800 231 5469
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm
KPMG LLP
345 Park Avenue
New York, NY 10154
Phone: 212 758 9700

Annual Meeting
The annual meeting of stockholders will be held on June 9, 2009 at 10:00 a.m. Eastern Time at:
AMA New York Executive Conference Center
1601 Broadway
New York, NY 10019
Phone: 212 903 8262
www.amaconferencecenters.org

Stock Listing
Shares of KBW, Inc. common stock are traded on the New York Stock Exchange under the symbol "KBW".

Form 10-K
A copy of our Annual Report on Form 10-K for fiscal 2008 is included in this document. Additional copies of the 10-K or copies of the exhibits thereto may be obtained by visiting the Investor Relations section of our website, www.kbw.com, or by contacting Alan Oshiki via email at kbw.inv.relations@kbw.com, or by phone at 866 529 2339.

Certifications
We have included as exhibits to our Annual Report on Form 10-K for fiscal 2008 the Chief Executive Officer and Chief Financial Officer certifications regarding the quality of our public disclosure that are required to be filed with the SEC under Section 302 of the Sarbanes-Oxley Act and furnished to the SEC under Section 906 of the Sarbanes-Oxley Act. We have submitted to the New York Stock Exchange a certificate of our Chief Executive Officer certifying that he is not aware of any violation by KBW of the Exchange's corporate governance listing standards.

KBW, INC.

BOARD OF DIRECTORS

John G. Duffy
Chairman & Chief Executive Officer

Andrew M. Senchak
Vice Chairman & President

Thomas B. Michaud
Vice Chairman & Chief Operating Officer

Daniel M. Healy [2,3]
Director & Audit Committee Chairman

Christopher M. Condron[1,3]
Director & Compensation Committee Chairman

James K. Schmidt[2]
Director & Corporate Governance and Nominations Committee Chairman

Michael J. Zimmerman[1]
Director

EXECUTIVE OFFICERS

Robert S. Giambrone
Chief Financial & Administrative Officer

Mitchell B. Kleinman
General Counsel & Corporate Secretary

KEEFE, BRUYETTE & WOODS, INC.

John G. Duffy
Chairman & Chief Executive Officer

Thomas B. Michaud
Vice Chairman & President

Andrew M. Senchak
Vice Chairman

EQUITIES

Daryle A. DiLascia
Director of Equity Sales

John P. Ragan
Director of Equity Trading

CAPITAL MARKETS

Jeffrey D. Evans
Director of Global Capital Markets

FIXED INCOME

Donald M. Ullman
Co-Head Fixed Income Sales
Director of Fixed Income Trading

Joseph J. Spalluto
Co-Head Fixed Income Sales

INVESTMENT BANKING

Andrew M. Senchak
Co-Head of Investment Banking

Peter J. Wirth
Co-Head of Investment Banking

RESEARCH

John N. Howard
Director of Research

KBW ASSET MANAGEMENT

Peter E. Roth
Chief Executive Officer

KEEFE, BRUYETTE & WOODS LIMITED (LONDON)

Thomas B. Michaud
Co-Chief Executive Officer

Vasco Moreno
Co-Chief Executive Officer
Director of Equity Research

Julian L. Bird
Director of Equity Sales

Stephen E. H. Howard
Director of European Investment Banking

Jason H. Robins
Director of Equity Trading

Committee Memberships: 1. Audit 2. Compensation 3. Corporate Governance and Nominations

Atlanta

Boston

Chicago

Hartford

KBW, Inc.
787 Seventh Avenue, New York, NY 10019
212 887 7777 • 800 966 1559

KBW

kbw.com

Houston

Richmond

San Francisco

London